The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 12, 2003

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 28, 2003)


                               [Graphic Omitted]

                           REGENCY CENTERS CORPORATION
                                  COMMON STOCK

                               ------------------

     This prospectus supplement relates to an aggregate of up to 8,700,000 shares (or up to 10,000,000 shares if the over-allotment option described in the SynDECS prospectus supplement referred to below is exercised in full) of our common stock beneficially owned by an affiliate of Security Capital Group Incorporated, a subsidiary of General Electric Capital Corporation. The affiliate may deliver these shares to Citibank, N.A. and an affiliate of UBS Securities LLC pursuant to forward purchase contracts. The affiliate may also enter into a stock lending agreement relating to these shares with an affiliate of Citibank, N.A. Citigroup Global Markets Holdings Inc., or CGMHI, as issuer of the SynDECS, will sell these shares pursuant to this prospectus supplement to holders of the SynDECS and to its affiliate under a residual share agreement. That affiliate may also engage in short sales pursuant to this prospectus supplement to hedge its position under the residual share agreement, and may deliver these shares to settle such short sales or to close out stock loans incurred in connection with its short positions. The CGMHI affiliate expects to sell short approximately 2,000,000 shares on or about the issuance date of the SynDECS. See "The Offering" and "Plan of Distribution" herein.

     In the aggregate, no more than 10,000,000 shares are being sold pursuant to this prospectus supplement.

     Pursuant to the SynDECS, CGMHI will deliver between 7,249,971 and 8,700,000 shares (or, if the over-allotment option is exercised in full, between 8,333,333 and 10,000,000 shares) to holders of the SynDECS or the cash value thereof. Any remainder of the 8,700,000 shares (or, if the over-allotment option is exercised in full, 10,000,000 shares) will be delivered to its affiliate under the residual share agreement. We will not receive any of the proceeds from the sale of shares of our common stock offered through this prospectus supplement or from the sale of the SynDECS.

     The SynDECS are being sold in an offering described in a separate prospectus supplement and accompanying prospectus of CGMHI. This prospectus supplement relates only to the shares of our common stock that may be delivered as described above. WE TAKE NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS FOR THE SYNDECS. That prospectus supplement and the accompanying prospectus of CGMHI do not constitute a part of, and are not incorporated by reference into, this prospectus supplement.

     In a concurrent offering, which we call the stock offering, Security Capital is offering 21,657,520 shares of our common stock (excluding up to 2,615,716 additional shares that are subject to an over-allotment option). Of this amount, (i) 7,438,111 shares are expected to be sold by Security Capital through the underwriters named in that prospectus supplement, (ii) 10,000,000 shares are expected to be sold by the underwriters named in that prospectus supplement which are subject to forward sale agreements between Security Capital and affiliates of certain of the underwriters named in that prospectus supplement, and (iii) 4,219,409 shares are expected to be purchased by Regency directly from Security Capital, which is equal to $150,000,000 of shares based on the last sale price of $35.55 per share of our common stock on June 11, 2003.

     Our common stock is listed on the New York Stock Exchange under the symbol "REG". The last reported sale price of our common stock on June 11, 2003 was $35.55 per share.

                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------
June    , 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND SECURITY CAPITAL AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND SECURITY CAPITAL AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT OR THE DATE OF INCORPORATION BY REFERENCE.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                              PROSPECTUS SUPPLEMENT

     Prospectus Supplement Summary .......................................  S-3
     Capitalization ...................................................... S-10
     Selling Shareholder ................................................. S-11
     The Company ......................................................... S-13
     Properties .......................................................... S-15
     Regency Centers Debt ................................................ S-25
     Selected Consolidated Financial Data ................................ S-27
     Historical Stock Prices and Dividends ............................... S-29
     Executive Officers and Directors .................................... S-30
     Plan of Distribution ................................................ S-33
     Experts ............................................................. S-35
     Validity of Common Stock ............................................ S-35

                                   PROSPECTUS

     Prospectus Summary ..................................................    1
     Forward-Looking Information .........................................    1
     Risk Factors ........................................................    2
     Use of Proceeds .....................................................    8
     Regency Centers Corporation .........................................    8
     The Selling Shareholder .............................................    8
     Plan of Distribution ................................................   10
     Description of Capital Stock ........................................   11
     Federal Income Tax Considerations ...................................   17
     Legal Matters .......................................................   29
     Experts .............................................................   29

                          PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING IS ONLY A SUMMARY. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. FOR MORE COMPLETE INFORMATION, YOU SHOULD READ THIS TOGETHER WITH THE MORE DETAILED INFORMATION ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN AND THEREIN.

                           REGENCY CENTERS CORPORATION

GENERAL

     Regency Centers Corporation ("Regency Centers" or "Regency") completed its initial public offering in 1993 (NYSE: REG) and is a qualified self-administered, self-managed real estate investment trust ("REIT"). Through a series of strategic acquisitions in 1997, 1998 and 1999, we expanded the scope of our operations and became a nationally-based owner, operator, and developer of grocery-anchored retail shopping centers.

     At March 31, 2003, our assets totaled approximately $3.1 billion with 261 shopping centers in 21 states. At March 31, 2003, including properties owned through our joint ventures, our gross leasable area ("GLA") totaled 29.6 million square feet and was 94.9% leased. Geographically, including properties owned through our joint ventures, 20.6% of our GLA is located in Florida, 18.1% in California, 17.3% in Texas, 8.2% in Georgia, 6.4% in Ohio, and 29.4% spread throughout 16 other states.

     We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by our operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

     Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

OPERATING AND INVESTMENT PHILOSOPHY

     Our primary operating and investment goal is to compound long-term growth in per share earnings and total shareholder return through:

     o focusing on a strategy of owning, operating, and developing grocery-anchored neighborhood shopping centers that are anchored by market-leading supermarkets in areas with attractive demographics,

     o sustaining growth in the profits and intrinsic value of the operating portfolio by increasing net operating income from our high-quality centers through intense leasing and management and industry-leading operating systems like our premier customer initiative,

     o recycling the proceeds from the disposition of our lower-quality properties and non-core developments into higher yielding, higher-quality new developments and acquisitions,

     o using joint ventures to cost efficiently expand the portfolio and increase fee-based income,

     o  realizing value from our customer-driven development program,

     o using financial management to maintain a strong balance sheet with access to substantial capital, and

     o attracting and motivating a talented management team that is committed to achieving our strategic goals.

GROCERY-ANCHORED STRATEGY

     We focus our investment strategy on grocery-anchored retail shopping centers that are located in attractive trade areas and are anchored by a dominant grocer in the local market. Over 90% of our grocery-anchored centers are anchored by one of the top three grocers in the local market. A neighborhood center is a convenient, cost-effective distribution platform for food retailers. We believe that grocery-anchored centers generate substantial daily traffic and offer sustainable competitive advantages to their tenants. This high traffic generates increased sales, driving higher occupancy, higher rental rates, and higher rental rate growth for us -- meaning that we expect to sustain our cash flow growth and increase the value of our portfolio over the long term. Our principal grocer anchors report that sales in their stores in our shopping centers have outperformed sales in their other stores.

ATTRACTIVE DEMOGRAPHICS

     Grocery-anchored centers are best located in neighborhood trade areas with attractive demographics. The average population within three miles of our centers is approximately 72,000 people with average household incomes of approximately $87,000 and a projected five-year population growth rate of 8.7%. The three-mile trade areas of our centers are growing nearly twice as fast and household incomes are more than 35% greater than the national averages, translating into more retail buying power. Once we select specific markets, we seek the best location within the best neighborhoods, preferably occupying the dominant corner, close to residential communities, with excellent visibility for our tenants and easy access for neighborhood shoppers.

PREMIER CUSTOMER INITIATIVE

     For the same reason we choose to anchor our centers with leading grocers, we also seek a range of strong national, regional and local specialty tenants. We have created a partnering process -- the premier customer initiative -- to promote mutually beneficial relationships with our non-grocer specialty retailers. Our objective is to build a base of specialty tenants who represent the "best-in-class" operators in their respective merchandising categories. We believe that these tenants reinforce the consumer appeal and other strengths of a center's grocery-anchor, help to stabilize a center's occupancy, reduce releasing downtime, lower tenant turnover and yield higher sustainable rents.

VALUE-ADDED DEVELOPMENT

     Development is customer-driven, meaning we generally have a signed lease from the anchor before we purchase the land and begin construction. Developments serve the growth needs of our grocery and specialty retail customers, result in modern shopping centers with long-term leases from the grocery-anchors and produce attractive returns on invested capital. Our returns on invested capital for developments, targeted in excess of 10%, generally exceed the returns produced by acquisitions.

CAPITAL STRATEGY

     We intend to maintain a capital structure designed to fund our growth programs without compromising our investment-grade ratings. This approach is founded on our self-funding capital strategy. This strategy utilizes two key components: joint ventures and center "recycling." Joint venturing of assets provides us with a capital source for new investments and market-based fees that we may earn as the asset manager. Property returns plus profits from fees generate attractive returns on our equity. Our asset recycling strategy calls for us to re-deploy the proceeds from the sales of outparcels, developments and low growth, lower-quality operating properties into new higher-quality developments and acquisitions that we expect will generate sustainable revenue growth and more attractive returns on invested capital. Our commitment to maintaining a high-quality portfolio dictates that we continually assess the value and prospects of all of our properties and actively manage the portfolio with the timely disposition of those properties that no longer meet our long-term investment standards.

JOINT VENTURES

     We have unconsolidated investments in seven joint ventures with total assets of $571.3 million at March 31, 2003. Of these seven, the assets of Macquarie CountryWide-Regency, LLC and Columbia Regency Retail Partners, LLC represent $475.8 million, or 83%, of our total unconsolidated joint venture assets. We have a 25% equity interest in Macquarie CountryWide-Regency, LLC, a joint venture with an affiliate of Macquarie CountryWide Trust, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers. Our joint venture with Macquarie owned 15 properties, had assets of $185.2 million and had total debt of $84.9 million as of March 31, 2003. We also have a 20% equity interest in Columbia Regency Retail Partners, LLC, a joint venture with the Oregon State Treasury that was formed for the purpose of investing in retail shopping centers. Our joint venture with the Oregon State Treasury owned 12 properties, had assets of $290.6 million and total debt of $78.2 million as of March 31, 2003.

                                  THE OFFERING

     Security Capital has advised us that, in connection with this offering, one of its subsidiaries intends to enter into a forward purchase contract with Citibank, N.A. under which Security Capital's subsidiary will be required to deliver 3,700,000 shares of our common stock (plus up to 1,300,000 shares in connection with an over-allotment option under the SynDECS) in mid-2004 against payment of a forward price, subject to the terms and conditions set forth in the contract. The subsidiary also will enter into a similar forward purchase contract with an affiliate of UBS Securities LLC under which Security Capital's subsidiary will be required to deliver 5,000,000 shares of our common stock in mid-2004 against payment of a forward price, subject to the terms and conditions set forth in the contract. Delivery and payment under these forward purchase contracts may be accelerated under certain circumstances. The subsidiary may also enter into a stock lending agreement with an affiliate of Citibank, N.A. in connection with these arrangements.

     Until the delivery under the forward contracts or unless loaned under the stock lending agreement, Security Capital will continue to beneficially own and vote these shares, subject to an agreement between us and Security Capital terminating the stockholders agreement. The subsidiary will also have the right to settle the forward contracts in cash instead of delivering shares of our common stock. If it does so, it will continue to own the shares.

     We understand that concurrently with Security Capital's subsidiary entering into the forward contracts and stock lending agreement referred to above, Citigroup Global Markets Holdings Inc., or CGMHI, an affiliate of Citibank, N.A., will sell 8,700,000 SynDECS (Debt Exchangeable for Common Stock) (plus up to an additional 1,300,000 SynDECS that are subject to an over-allotment option) and will enter into a residual share agreement with another one of its affiliates. The SynDECS are a series of debt securities of CGMHI that will be mandatorily exchanged upon maturity into an aggregate of between 7,249,971 and 8,700,000 shares of our common stock (or, if the over-allotment option is exercised in full, between 8,333,333 and 10,000,000 shares) or their value in cash or a combination of both based on a formula linked to the market price of our common stock. Pursuant to the residual share agreement, the affiliate of CGHMI will be entitled to the shares not required to be delivered to the holders of the SynDECS. The affiliate expects to sell short on or about the issuance date of the SynDECS approximately 2,000,000 shares as a hedge of its position under the residual value agreement.

     This prospectus may also be delivered in connection with:

     o the sale of shares of our common stock by CGMHI to the holders of the SynDECS or to its affiliate under the residual share agreement; and

     o short sales of shares of our common stock by the holder of the residual share agreement to hedge its position under that agreement, and the holder may deliver shares to settle those short sales or to close out stock loans incurred in connection with its short positions.

     The SynDECS are being sold in an offering described in a separate prospectus supplement and the prospectus accompanying that prospectus supplement. This prospectus supplement relates only to the shares of our common stock that may be delivered as described above. WE TAKE NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE SYNDECS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS ACCOMPANYING THAT PROSPECTUS SUPPLEMENT. The SynDECS prospectus supplement and the prospectus accompanying that prospectus supplement do not constitute a part of, and are not incorporated by reference into, this prospectus supplement.

     In a concurrent offering, which we call the stock offering, Security Capital is offering 21,657,520 shares of our common stock (excluding up to 2,615,716 additional shares that are subject to an over-allotment option). Of this amount, (i) 7,438,111 shares are expected to be sold by Security Capital through the underwriters named in that prospectus supplement, (ii) 10,000,000 shares are expected to be sold by the underwriters named in that prospectus supplement which are subject to forward sale agreements between Security Capital and affiliates of certain of the underwriters named in that prospectus supplement, and (iii) 4,219,409 shares are expected to be purchased by Regency directly from Security Capital, which is equal to $150 million of shares based on the last sale price of $35.55 per share of our common stock on June 11, 2003.

                               RECENT DEVELOPMENTS

PURCHASE AND SALE AGREEMENT WITH SECURITY CAPITAL

     On June 11, 2003, we entered into a purchase and sale agreement with Security Capital and the subsidiary to purchase up to $150,000,000 of the shares of our common stock beneficially owned by Security Capital at the per share offering price to the public of the shares offered under this prospectus supplement. Based on the last sale price of our common stock on June 11, 2003 of $35.55, we would purchase 4,219,409 shares pursuant to the purchase and sale agreement. The amount of shares that we purchase will decrease if Security Capital's ownership of our common stock would not be 9.8% or less of our total outstanding common stock after consummation of this offering and entering into the forward sale agreements. For the purpose of this calculation, Security Capital is not treated as owning the shares covered by the forward sale agreements entered into by the subsidiary in connection with this offering and the concurrent offering of SynDECS or any shares subject to the underwriters' over-allotment options that are not sold in the offerings, and our total outstanding common stock is reduced by the assumed purchase by us of $150,000,000 of shares of our common stock. If Security Capital's ownership percentage would be over 15% based on this calculation we will have no obligation to purchase shares beneficially owned by Security Capital under the purchase and sale agreement. The closing of the purchase under the purchase and sale agreement will occur upon, and be subject to, the consummation of this offering.

AGREEMENT RELATING TO DISPOSITION OF SHARES

     In connection with the purchase and sale agreement, we entered into an agreement with Security Capital pursuant to which we and Security Capital have agreed that the Stockholders Agreement between Security Capital and us will terminate upon the consummation of this offering, the entering into of the forward sale agreements and our purchase of shares of our common stock from the subsidiary pursuant to the purchase and sale agreement, provided that Security Capital's ownership in Regency (excluding the shares subject to the forward sale agreements) has been reduced to 15% or less of our total outstanding common stock. Assuming this offering is consummated, the forward sale agreements are entered into as described and we consummate the repurchase of our shares as described, Security Capital would own less than 10% of our common stock under this calculation prior to any exercise of the over-allotment options. Security Capital also has agreed to vote all shares of our common stock covered by the forward sale agreements over which it has voting power following the closing of this offering in the same proportion as shares are voted by our other shareholders. In addition, the agreement provides that, upon the closing under the purchase and sale agreement, Joseph E. Parsons, an employee of General Electric Capital Corporation, will resign from our board of directors. In the event that Security Capital's ownership is in excess of 15% after the consummation of this offering and our purchase of shares of our common stock from the subsidiary (excluding the shares subject to the forward sale agreements), the Stockholders Agreement will not terminate, but will be amended so that it will thereafter terminate immediately when Security Capital ceases to own 15% or more of our total outstanding common stock.

SECURITY CAPITAL OWNERSHIP LIMIT

     In order to facilitate the subsidiary's disposition of its shares of our common stock, our board of directors adopted resolutions relating to the ownership limits under our articles of incorporation to provide, among other things, that Security Capital will have an ownership limit equal to 60% of our common stock less the number of shares sold in this offering or to us pursuant to the purchase and sale agreement, but not subtracting the shares subject to the forward sale agreements.

SALE OF DEPOSITARY SHARES REPRESENTING PREFERRED STOCK

     On April 3, 2003, we completed an underwritten public offering of $75 million of depositary shares representing our Series 3 preferred stock. The depositary shares are redeemable at our election after five years, pay a 7.45% cumulative annual dividend and have an aggregate liquidation preference of $75 million. We used the proceeds of the offering of the depositary shares to repay outstanding indebtedness on our line of credit, which was drawn to redeem $35 million of 9% preferred units and $40 million of 8.75% preferred units of our operating partnership in a negotiated transaction in March 2003 at a 1% premium.

RECENT TAX LEGISLATION

     REITs currently enjoy tax advantages relative to regular C corporations because they are not subject to corporate-level income tax on income they distribute to shareholders, but shareholders do include REIT dividends in taxable income. The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") generally reduces to 15% the maximum marginal rate of tax that individuals will pay on corporate dividends for taxable years ending after December 31, 2002 and before January 1, 2009. This reduced tax rate, however, will not apply to dividends paid to individuals by a REIT on its stock except for certain limited amounts. While the earnings of a REIT that are distributed to its shareholders will still generally be subject to less federal income taxation in the aggregate than the distributed earnings of a non-REIT C corporation, which are distributed net of a corporate income tax, this legislation could make an investment in a REIT comparatively less attractive than an investment in other corporations because dividends paid by REITs will generally not be eligible for the new reduced tax rates that apply for corporate dividends. In addition, under the legislation, the maximum tax rate for REIT capital gain distributions (except to the extent of real estate depreciation recapture) was reduced from 20% to 15%. We cannot predict what effect, if any, the enactment of this legislation may have on the value of our common stock, either in terms of price or relative to other investments.

     On several occasions, Congress has proposed legislation adding an additional requirement for REIT qualification. This proposed legislation would require that an entity seeking to qualify as a REIT not be a "controlled entity." This legislation was proposed recently in the version of the Act passed by the Senate on May 15, 2003. Under this legislation, an entity is a controlled entity if, at any time during the taxable year, one person (excluding other REITs), in the case of a corporation, owns stock possessing at least 50% of the total voting power of the stock of such corporation, or having a value equal to at least 50% of the total value of the stock of such corporation, or in the case of a trust, owns beneficial interests in the trust which would meet the 50% vote or value tests applicable for corporations if such interests were stock. This legislation was proposed to be effective for taxable years ending after May 8, 2003; however, under a grandfathering provision, the additional requirement would not have applied to any entity which was a controlled entity as of May 8, 2003, which was a REIT for the taxable year which included such date, and which had significant assets or activities as of such date. As of May 15, 2003, Security Capital owned approximately 56.7% of the voting power of Regency Centers and hence, we are a controlled entity within the meaning of this proposed legislation. However, we believe that we would satisfy the provisions of the grandfathering exception as proposed, and would not have been disqualified from maintaining our REIT status by virtue of Security Capital's ownership. The final version of the Act did not include this proposed legislation, but it has been proposed in another tax bill. No assurances can be given, however, about whether this proposal will be enacted, what form that legislation might take and whether a similar grandfathering provision would be included.

                             SUMMARY FINANCIAL DATA

     The following table summarizes our selected consolidated financial data on a historical basis as of and for the five years ended December 31, 2002, and as of and for the three months ended March 31, 2003 and March 31, 2002. This information should be read in conjunction with our consolidated financial statements (including the related notes thereto) and management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus supplement and the accompanying prospectus. This selected consolidated financial data has been derived from our audited consolidated financial statements, except as indicated. The selected consolidated financial data as of and for the three months ended March 31, 2003 and 2002, in our opinion, reflect all adjustments necessary to present fairly the data for such periods. Interim results for the three months ended March 31, 2003 are not necessarily indicative of results that can be expected for future periods.

                                            THREE MONTHS ENDED
                                                 MARCH 31,                         YEAR ENDED DECEMBER 31,
                                          ---------------------- --------------------------------------------------------
                                             2003        2002       2002        2001        2000       1999       1998
                                          ----------  ---------- ----------  ----------  ---------- ----------  ---------
                                                (UNAUDITED)
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

OPERATING DATA:
Revenues ...............................   $ 97,496     $87,578   $380,203    $357,954    $336,395    $281,202   $132,866
Operating expenses .....................     46,971      41,342    184,325     168,391     153,218     126,953     66,527
Other expense (income):
  Interest expense, net of interest
    income .............................     20,633      19,622     81,286      63,680      63,867      56,576     26,051
  (Gain) loss on sale of operating
    properties .........................         --      (1,494)    (5,267)       (699)     (4,507)        233    (10,726)
  Provision for loss on operating and
    development properties                                           4,369       1,595      12,995          --         --
  Other income .........................         --          --     (2,383)         --          --          --         --
                                           --------    --------   --------    --------    --------   ---------  ---------
  Total other expense ..................     20,633      18,128     78,005      64,576      72,355      56,809     15,325
  Income before minority interests .....     29,892      28,108    117,873     124,987     110,822      97,440     51,014
                                           --------    --------   --------    --------    --------   ---------  ---------
Minority interests .....................    (11,299)     (8,970)   (36,037)    (36,440)    (34,410)    (17,775)    (5,444)
                                           --------    --------   --------    --------    --------   ---------  ---------
  Income from continuing operations ....     18,593      19,138     81,836      88,547      76,412      79,665     45,570
                                           --------    --------   --------    --------    --------   ---------  ---------
Income (loss) from discontinued
  operations(1) ........................       (669)      6,139     28,689      12,117      11,199      10,181      5,020
                                           --------    --------   --------    --------    --------   ---------  ---------
  Net income ...........................     17,924      25,277    110,525     100,664      87,611      89,846     50,590
Preferred stock dividends ..............         --        (759)    (2,858)     (2,965)     (2,817)     (2,245)        --
                                           --------    --------   --------    --------    --------   ---------  ---------
  Net income for common
    stockholders .......................   $ 17,924    $ 24,518   $107,667    $ 97,699    $ 84,794   $  87,601  $  50,590
                                           ========    ========   ========    ========    ========   =========  =========
Income per common share -- basic:
  Income from continuing operations ....   $   0.31    $   0.31   $   1.36    $   1.49    $   1.30   $    1.42  $    1.60
  Discontinued operations(1) ...........   $  (0.01)   $   0.11   $   0.49    $   0.21    $   0.19   $    0.19  $    0.20
                                           --------    --------   --------    --------    --------   ---------  ---------
    Net income for common
      stockholders per share ...........   $   0.30    $   0.42   $   1.85    $   1.70    $   1.49   $    1.61  $    1.80
                                           ========    ========   ========    ========    ========   =========  =========
Income per common share -- diluted:
  Income from continuing operations ....   $   0.31    $   0.31   $   1.35    $   1.49    $   1.30   $    1.43  $    1.56
  Discontinued operations(1) ...........   $  (0.01)   $   0.11   $   0.49    $   0.20    $   0.19   $    0.18  $    0.19
                                           --------    --------   --------    --------    --------   --------   ---------
    Net income for common
      stockholders per share ...........   $   0.30    $   0.42   $   1.84    $   1.69    $   1.49   $    1.61  $    1.75
                                           ========    ========   ========    ========    ========   =========  =========
                                                                                     (footnotes appear on following page)

                                            THREE MONTHS ENDED
                                                MARCH 31,                               YEAR ENDED DECEMBER 31,
                                          -----------------------   ---------------------------------------------------------------
                                             2003         2002         2002          2001          2000        1999         1998
                                          ----------   ----------   ----------    ----------    ----------  ----------   ----------
                                               (UNAUDITED),
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

OTHER DATA:
  Common stock outstanding .............     60,404        58,110       59,557      57,601        56,898      56,924       25,489
  Common units, convertible preferred
    stock(2) and Class B common
    stock outstanding ..................      1,496         3,023        1,955       3,043         3,150       3,565        4,337
  Total GLA (unaudited)(3) .............     29,572        29,232       29,483      29,089        27,991      24,769       14,652
  Number of properties (at period end)
    (unaudited)(3) .....................        261           271          262         272           261         216          129
  Ratio of earnings to fixed charges
    (unaudited)(4) .....................        1.5           1.6          1.8         1.7           1.7         1.9          2.1
  Common dividends per share ........... $     0.52    $     0.51   $     2.04  $     2.00    $     1.92  $     1.84   $     1.76
  Funds from Operations(5) ............. $   40,328    $   39,967   $  178,954  $  168,957    $  158,794  $  140,989   $   67,121
BALANCE SHEET DATA:
  Real estate investments at cost ...... $3,168,098    $3,180,761   $3,088,914  $3,156,831    $2,943,627  $2,636,193   $1,250,332
  Total assets .........................  3,053,738     3,112,593    3,061,859   3,109,314     3,035,144   2,654,936    1,240,107
  Total debt ...........................  1,429,910     1,427,114    1,333,524   1,396,721     1,307,072   1,011,967      548,126
  Stockholders' equity .................  1,207,840     1,213,479    1,221,720   1,219,051     1,225,415   1,247,249      550,741

----------------
(1) Discontinued operations represent properties held for sale or sold with which we will not have continuing involvement after disposition.

(2) As a result of conversions to common stock, we ceased to have any convertible preferred stock outstanding in February 2003.

(3)  Includes properties owned by our joint ventures.

(4) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred distributions) to income before minority interests and gains and losses from the sale of operating properties and subtracting equity in income of investments in real estate. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred debt costs and preferred distributions.

(5) We report Funds From Operations (FFO) as a supplemental earnings measure. We consider FFO to be an accurate benchmark to our peer group and a meaningful performance measurement because it excludes various items in net income that do not relate to or are not indicative of the operating performance of the ownership, management and development of real estate, such as depreciation and amortization. FFO is defined by the National Association of Real Estate Investment Trusts generally as net earnings (computed in accordance with GAAP), excluding real estate depreciation and amortization, gains, and losses from sales of properties, after adjustment from unconsolidated partnerships and joint ventures and excluding items classified by GAAP as extraordinary or unusual, along with significant non-recurring events. We also adjust for the payment of preferred stock dividends.

     The following table reconciles FFO to net income.

                                            THREE MONTHS ENDED
                                                 MARCH 31,                         YEAR ENDED DECEMBER 31,
                                          ---------------------- ---------------------------------------------------------
                                             2003        2002       2002        2001        2000       1999        1998
                                          ----------  ---------- ----------  ----------  ---------- ----------  ----------
                                                (UNAUDITED)
                                                                       (DOLLARS IN THOUSANDS)

Net income for common stockholders .....    $17,924     $24,518   $107,667    $ 97,699    $ 84,794    $ 87,601    $50,590
Add (Less):
  Depreciation expense --
    real property ......................     17,550      15,989     65,908      60,089      55,891      46,751     23,577
  Amortization of leasing
    commissions ........................      1,692       1,209      6,029       4,750       2,887       1,261        951
  Provision for loss on operating
    properties .........................         --          --      2,524       1,595      12,995          --         --
  Loss (gain) on sale of operating
    properties .........................        803      (3,158)    (8,829)       (699)     (3,082)        233     (9,823)
  Preferred stock dividends ............         --         758      2,858       2,965       2,817       2,245         --
  Preferred unit issuance costs ........      1,922          --         --          --          --          --         --
  Minority interest of exchangeable
    partnership units ..................        437         651      2,797       2,558       2,492       2,898      1,826
                                            -------     -------   --------    --------    --------    --------    -------
    Funds from Operations ..............    $40,328     $39,967   $178,954    $168,957    $158,794    $140,989    $67,121
                                            =======     =======   ========    ========    ========    ========    =======

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2003, as adjusted to give effect to (i) the sale of $75,000,000 of depositary shares representing our Series 3 preferred stock in April 2003 and application of the net proceeds of that sale to repay outstanding indebtedness under our line of credit and (ii) the repurchase from Security Capital of $150,000,000 of shares of our common stock, which is equal to 4,219,409 shares based upon the last sale price of $35.55 per share of our common stock on June 11, 2003, with borrowings under our line of credit. There can be no assurance that such repurchase will be consummated in the amount of $150,000,000. The capitalization table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                    MARCH 31, 2003
                                                                               -------------------------
                                                                                 ACTUAL      AS ADJUSTED
                                                                               ----------    -----------
                                                                                    (IN THOUSANDS)
Debt:
  Notes payable ...........................................................    $1,251,160     $1,251,160
  Unsecured line of credit ................................................       178,750        256,295
                                                                               ----------     ----------
    Total debt ............................................................     1,429,910      1,507,455
                                                                               ----------     ----------

Preferred units ...........................................................       302,326        302,326
Exchangeable operating partnership units ..................................        29,914         29,914
Limited partners' interest in consolidated partnerships ...................        16,358         16,358
                                                                               ----------     ----------
    Total minority interest ...............................................       348,598        348,598
                                                                               ----------     ----------

Stockholders' equity:
  Preferred stock, $.01 par value per share: 10,000,000 shares authorized;
    0 shares issued at March 31, 2003 and 300,000 issued and outstanding at
    March 31, 2003 (as adjusted) ..........................................          --           75,000(1)
  Common stock, $.01 par value per share: 150,000,000 shares authorized;
    64,383,288 issued and 60,404,451 outstanding at March 31, 2003 and
    56,185,042 outstanding at March 31, 2003 (as adjusted)(2) .............           644            644
  Additional paid in capital(2) ...........................................     1,300,181      1,147,636
  Distributions in excess of net income ...................................       (92,985)       (92,985)
                                                                               ----------     ----------
    Total stockholders' equity ............................................     1,207,840      1,130,295
                                                                               ----------     ----------

    Total capitalization ..................................................    $2,986,348     $2,986,348
                                                                               ==========     ==========

-------------
(1) Reflects the sale of $75,000,000 of depositary shares representing our Series 3 preferred stock in April 2003.

(2) The $150,000,000 of shares we expect to purchase from Security Capital would be held as treasury stock, which is a deduction from "Additional paid in capital." Therefore, as a result "Common Stock" is not reduced and "Additional paid in capital" is reduced by $152,545,000, which includes expenses related to the sale of depositary shares.

                               SELLING SHAREHOLDER

     The following table sets forth information with respect to the beneficial ownership of our common stock by Security Capital Group Incorporated and its subsidiary.

     As of June 11, 2003 there were 60,511,537 shares of our common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power", which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person may be deemed a beneficial owner within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which the person has no economic interest.

     The selling shareholder is a subsidiary of Security Capital Group Incorporated.

     Security Capital will remain the beneficial owner of the shares of our common stock covered by the forward purchase contracts and the stock lending agreement unless and until its subsidiary delivers or loans the shares in accordance with the terms thereof. The subsidiary will also have the right to settle the forward purchase contracts in cash instead of delivering shares of our common stock. If it does so, it will continue to own the shares.

     The information in the table assumes that:

     o the underwriters will not exercise their right to purchase additional shares in the stock offering or additional SynDECS in the offering of the SynDECS, and

     o the Security Capital subsidiary will not elect to settle its obligations under the forward contracts in cash.

---------------------------------------------------------------------------------------------------------------------------
                                                                                                             Percentage of
                                                                                  Shares         Shares         Shares
                        Shares                                                  Underlying    Beneficially   Beneficially
                     Beneficially                                 Percentage    Securities     Owned After    Owned After
                      Owned Prior     Shares         Shares        of Shares    Expected to    Termination    Termination
                     to Stock and   Included in   Beneficially       Owned    be Sold in the   of Forward     of Forward
       Name of          SynDECS        Stock       Owned After    after Stock     SynDECS       Purchase       Purchase
  Beneficial Owner     Offering      Offering    Stock Offering    Offering      Offering     Contracts(3)     Contracts
---------------------------------------------------------------------------------------------------------------------------
 Security Capital
 and its subsidiary   34,273,236    21,657,520    22,615,716(1)    40.0%(2)      8,700,000      3,915,716       7.0%(2)
---------------------------------------------------------------------------------------------------------------------------

-------------------
(1) Shares Benefically Owned After Stock Offering includes:

    o 10,000,000 shares of our common stock that are the subject of forward sale agreements between Security Capital and affiliates of certain of the underwriters named in the prospectus supplement for the stock offering:

    o 10,000,000 shares of our common stock (including up to 1,300,000 shares subject to an over-allotment option) that are the subject of forward contracts between a subsidiary of Security Capital and Citibank, N.A. and an affiliate of UBS Securities, LLC in connection with the SynDECS offering; and

    o 2,615,716 shares of our common stock subject to the over-allotment option granted to the underwriters in the stock offering.

(2) Based on the number of shares outstanding as of June 11, 2003.

(3) Includes forward purchase contracts related to the stock offering and related to the SynDECS offering.

    If the underwriters' over-allotment option described in the SynDECS prospectus supplement is exercised in full, the maximum aggregate number of shares deliverable would be 10,000,000 shares. If the underwriters exercise this option in full, as well as their over-allotment option in the stock offering, and the Security Capital subsidiary does not elect to settle the forward purchase contracts in cash, Security Capital and its subsidiaries will own no shares of our common stock following these transactions and the concurrent stock offering.

     In May 2002, Security Capital became an indirect wholly-owned subsidiary of General Electric Capital Corporation, which in turn is an indirect subsidiary of the General Electric Company. Both General Electric Capital Services, Inc., the parent of General Electric Capital Corporation, and its parent, the General Electric Company, disclaim any beneficial ownership over the shares of Regency common stock owned by Security Capital.

     On June 11, 2003, we entered into a purchase and sale agreement with Security Capital and the subsidiary to purchase up to $150,000,000 of the shares of our common stock beneficially owned by Security Capital at the per share offering price to the public of the shares offered under this prospectus supplement. Based on the last sale price of our common stock on June 11, 2003 of $35.55, we would purchase 4,219,409 shares pursuant to the purchase and sale agreement. The amount of shares that we purchase will decrease if Security Capital's ownership of our common stock would not be 9.8% or less of our total outstanding common stock after consummation of this offering and entering into the forward sale agreements. For the purpose of this calculation, Security Capital is not treated as owning the shares covered by the forward sale agreements entered into by the subsidiary in connection with this offering and the concurrent offering of SynDECS or any shares subject to the underwriters' over-allotment options that are not sold in the offerings, and our total outstanding common stock is reduced by the assumed purchase by us of $150,000,000 of shares of our common stock. If Security Capital's ownership percentage would be over 15% based on this calculation we will have no obligation to purchase shares beneficially owned by Security Capital under the purchase and sale agreement. The closing of the purchase under the purchase and sale agreement will occur upon, and be subject to, the consummation of this offering.

     In connection with the purchase and sale agreement, we entered into an agreement with Security Capital pursuant to which we and Security Capital have agreed that the Stockholders Agreement between Security Capital and us will terminate upon the consummation of this offering, the entering into of the forward sale agreements and our purchase of shares of our common stock from the subsidiary pursuant to the purchase and sale agreement, provided that Security Capitals ownership in Regency (excluding the shares subject to the forward sale agreements) has been reduced to 15% or less of our total outstanding common stock. Assuming this offering is consummated, the forward sale agreements are entered into as described and we consummate the repurchase of our shares as described, Security Capital would own less than 10% of our common stock under this calculation prior to any exercise of the over-allotment options. Security Capital also has agreed to vote all shares of our common stock covered by the forward sale agreements over which it has voting power following the closing of this offering in the same proportion as shares are voted by our other shareholders. In addition, the agreement provides that, upon the closing under the purchase and sale agreement, Joseph E. Parsons, an employee of General Electric Capital Corporation, will resign from our board of directors. In the event that Security Capital's ownership is in excess of 15% after the consummation of this offering and our purchase of shares of our common stock from the subsidiary (excluding the shares subject to the forward sale agreements), the Stockholders Agreement will not terminate, but will be amended so that it will thereafter terminate immediately when Security Capital ceases to own 15% or more of our total outstanding common stock.

     In order to facilitate the subsidiary's disposition of its shares of our common stock, our board of directors adopted resolutions relating to the ownership limits under our articles of incorporation to provide, among other things, that Security Capital will have an ownership limit equal to 60% of our common stock less the number of shares sold in this offering or to us pursuant to the purchase and sale agreement, but not subtracting the shares subject to the forward sale agreements.

     Our material relationships with Security Capital and its affiliates are described in the accompanying prospectus under "The Selling Shareholder -- Material Relationships with Security Capital".

CONCURRENT OFFERING

     In a concurrent offering, which we call the stock offering, Security Capital is offering 21,657,520 shares of our common stock (excluding up to 2,615,716 additional shares that are subject to an over-allotment option). Of this amount, (i) 7,438,111 shares are expected to be sold by Security Capital through the underwriters named in that prospectus supplement, (ii) 10,000,000 shares are expected to be sold by the underwriters named in that prospectus supplement which are subject to forward sale agreements between Security Capital and affiliates of certain of the underwriters named in that prospectus supplement, and (iii) 4,219,409 shares are expected to be purchased by affiliates of Regency directly from Security Capital, which is equal to $150,000,000 of shares based on the last sale price of $35.55 per share of our common stock on June 11, 2003.

                                   THE COMPANY

     Regency Centers completed its initial public offering in 1993 (NYSE: REG) and is a qualified self-administered, self-managed REIT. Through a series of strategic acquisitions in 1997, 1998 and 1999, we expanded the scope of our operations and became a nationally-based owner, operator, and developer of grocery-anchored retail shopping centers.

     At March 31, 2003, our assets totaled approximately $3.1 billion with 261 shopping centers in 21 states. At March 31, 2003, our GLA totaled 29.6 million square feet and was 94.9% leased. Geographically, 20.6% of our GLA is located in Florida, 18.1% in California, 17.3% in Texas, 8.2% in Georgia, 6.4% in Ohio, and 29.4% spread throughout 16 other states.

     We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we are the sole general partner and own currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is generally executed by our operating partnership, its wholly-owned subsidiaries and joint ventures with third parties.

     Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

OPERATING AND INVESTMENT PHILOSOPHY

     Our primary operating and investment goal is to compound long-term growth in per share earnings and total shareholder return through:

     o focusing on a strategy of owning, operating, and developing grocery-anchored neighborhood shopping centers that are anchored by market-leading supermarkets in areas with attractive demographics,

     o sustaining growth in the profits and intrinsic value of the operating portfolio by increasing net operating income from our high-quality centers through intense leasing and management and industry-leading operating systems like our premier customer initiative,

     o recycling the proceeds from the disposition of our lower-quality properties and non-core developments into higher yielding, higher-quality new developments and acquisitions,

     o using joint ventures to cost efficiently expand the portfolio and increase fee-based income,

     o  realizing value from our value-added development program,

     o using financial management to maintain a strong balance sheet with access to substantial capital, and

     o attracting and motivating a talented management team that is committed to achieving our strategic goals.

GROCERY-ANCHORED STRATEGY

     We focus our investment strategy on grocery-anchored retail shopping centers that are located in attractive trade areas and are anchored by a dominant grocer in the local market. Over 90% of our grocery-anchored centers are anchored by one of the top three groceries in the local market. A neighborhood center is a convenient, cost-effective distribution platform for food retailers. We believe that grocery-anchored centers generate substantial daily traffic and offer sustainable competitive advantages to their tenants. This high traffic generates increased sales, driving higher occupancy, higher rental rates, and higher rental rate growth for us -- meaning that we expect to sustain our cash flow growth and increase the value of our portfolio over the long term. Our principal grocer anchors report that sales in their stores in our shopping centers have outperformed sales for their other stores.

ATTRACTIVE DEMOGRAPHICS

     Grocery-anchored centers are best located in neighborhood trade areas with attractive demographics. The average population within three miles of our centers is approximately 72,000 people with average household incomes in excess of approximately $87,000 and a projected five-year population growth rate of 8.7%. The three-mile trade areas of our centers are growing nearly twice as fast and household incomes are more than 35% greater than the national averages, translating into more retail buying power. Once we select specific markets, we seek the best location within the best neighborhoods, preferably occupying the dominant corner, close to residential communities, with excellent visibility for our tenants and easy access for neighborhood shoppers.

PREMIER CUSTOMER INITIATIVE

     For the same reason we choose to anchor our centers with leading grocers, we also seek a range of strong national, regional and local specialty tenants. We have created a partnering process -- the premier customer initiative -- to promote mutually beneficial relationships with our non-grocer specialty retailers. Our objective is to build a base of specialty tenants who represent the "best-in-class" operators in their respective merchandising categories. We believe that these tenants reinforce the consumer appeal and other strengths of a center's grocery-anchor, help to stabilize a center's occupancy, reduce releasing downtime, lower tenant turnover and yield higher sustainable rents.

VALUE-ADDED DEVELOPMENT

     Development is customer-driven, meaning we generally have a signed lease from the anchor before we purchase the land and begin construction. Developments serve the growth needs of our grocery and specialty retail customers, result in modern shopping centers with long-term leases from the grocery-anchors and produce attractive returns on invested capital. Our returns on invested capital for developments, targeted in excess of 10%, generally exceed the returns produced by acquisitions.

CAPITAL STRATEGY

     We intend to maintain a capital structure designed to fund our growth programs without compromising our investment-grade ratings. This approach is founded on our self-funding capital strategy. This strategy utilizes two key components: joint ventures and center "recycling." Joint venturing of assets provides us with a capital source for new investments and market-based fees that we may earn as the asset manager. Property returns plus profits from fees generate attractive returns on our equity. Our joint venture investments are described in more detail below. Our asset recycling strategy calls for us to re-deploy the proceeds from the sales of outparcels, developments and low growth, lower-quality operating properties into new higher-quality developments and acquisitions that we expect will generate sustainable revenue growth and more attractive returns on invested capital. Our commitment to maintaining a high-quality portfolio dictates that we continually assess the value and prospects of all of our properties and actively manage the portfolio with the timely disposition of those properties that no longer meet our long-term investment standards.

JOINT VENTURES

     We have unconsolidated investments in seven joint ventures with total assets of $571.3 million at March 31, 2003. Of these seven, the assets of Macquarie CountryWide-Regency, LLC and Columbia Regency Retail Partners, LLC represent $475.8 million, or 83% of our total unconsolidated joint venture assets. We have a 25% equity interest in Macquarie CountryWide-Regency, LLC, a joint venture with an affiliate of Macquarie CountryWide Trust, a Sydney, Australia-based property trust focused on investing in grocery-anchored shopping centers. Our joint venture with Macquarie owned 15 properties, had assets of $185.2 million and had total debt of $84.9 million as of March 31, 2003. We also have a 20% equity interest in Columbia Regency Retail Partners, LLC, a joint venture with the Oregon State Treasury that was formed for the purpose of investing in retail shopping centers. Our joint venture with the Oregon State Treasury owned 12 properties, had assets of $290.6 million and total debt of $78.2 million as of March 31, 2003.

                                   PROPERTIES

GEOGRAPHIC PROPERTY INFORMATION

     The following table sets forth information concerning our shopping centers, including those partially owned through joint ventures, summarized by state and in order of largest holdings, including their GLA as of March 31, 2003:

                                           NUMBER OF                          PERCENTAGE
                     LOCATION             PROPERTIES          GLA               LEASED*
                    ----------        ----------------    -------------       -------------
             Florida ..........               52            6,100,565              92.9%
             California .......               44            5,342,704              98.6%
             Texas ............               40            5,123,143              92.6%
             Georgia ..........               24            2,431,517              93.9%
             Ohio .............               14            1,901,604              90.8%
             Colorado .........               14            1,523,911              98.2%
             North Carolina ...               10            1,050,043              98.4%
             Washington .......                9              986,374              98.4%
             Oregon ...........               10              896,739              93.9%
             Virginia .........                7              854,302              99.2%
             Alabama ..........                7              644,896              93.1%
             Arizona ..........                6              525,701              95.9%
             Tennessee ........                6              444,234              97.7%
             Illinois .........                3              408,211              94.9%
             South Carolina ...                5              339,926              99.1%
             Kentucky .........                2              301,025              96.5%
             Michigan .........                3              279,265              93.2%
             Delaware .........                2              240,418              99.5%
             New Jersey .......                1               88,993              --
             Missouri .........                1               82,498              92.9%
             Pennsylvania .....                1                6,000             100.0%
                                             ---           -----------            -----
               Total ..........              261           29,572,069              94.9%
                                             ===           ===========            =====

---------------
* Excludes pre-stabilized properties under development

DETAILED PROPERTY INFORMATION

     The following table sets forth more detailed information about our properties including those owned through our joint ventures.

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------
FLORIDA
-------
JACKSONVILLE / NORTH FLORIDA

Anastasia (5)                    1993        1988         102,342        97.1%       Publix                      --
Bolton Plaza                     1994        1988         172,938        96.5%         --               Wal-Mart, Blockbuster
Carriage Gate                    1994        1978          76,833        87.6%         --                      TJ Maxx
Courtyard                        1993        1987         137,256       100.0%   Albertsons (4)                Target
Fleming Island                   1998        2000         136,662        96.6%       Publix                  Stein Mart
Highlands Square                 1998        1999         262,054        92.3%  Publix/Winn-Dixie  Eckerd, Big Lots, Bealls Outlet
Julington Village (5)            1999        1999          81,821       100.0%       Publix                      --
Lynnhaven                        2001        2001          63,871        97.8%       Publix                      --
Millhopper                       1993        1974          84,065       100.0%       Publix            Eckerd, Jo-Ann Fabrics
Newberry Square                  1994        1986         180,524        97.0%       Publix             Kmart, Jo-Ann Fabrics
Ocala Corners (5)                2000        2000          86,772       100.0%       Publix                      --
Old St. Augustine Plaza          1996        1990         175,459       100.0%       Publix        Eckerd, Burlington Coat Factory
Palm Harbour                     1996        1991         172,758        98.8%       Publix          Eckerd, Bealls, Blockbuster
Pine Tree Plaza                  1997        1999          60,787       100.0%       Publix                      --
Regency Court                    1997        1992         218,648        79.4%         --               CompUSA, Office Depot
                                                                                                          Sports Authority
US 301 & SR 100 - Starke         2000        2000          12,738       100.0%         --                      Eckerd
Vineyard (3)                     2001        2001          62,821        81.6%       Publix                      --

TAMPA / ORLANDO
Beneva Village Shops             1998        1987         141,532        96.3%       Publix        Walgreen's, Ross Dress for Less
Bloomingdale Square              1998        1987         267,935        99.3%       Publix     Wal-Mart, Beall's, Blockbuster Video
Center of Seven Springs          1994        1986         162,580        38.8%     Winn-Dixie                    --
East Towne Shopping
  Center (3)                     2002        2002          69,841        70.2%       Publix                      --
Kings Crossing Sun City (5)      1999        1999          75,020        98.4%       Publix                      --
Mainstreet Square                1997        1988         107,134        93.6%     Winn-Dixie                Walgreen's
Mariner's Village                1997        1986         138,940        97.3%     Winn-Dixie          Walgreen's, Blockbuster
Market Place - St. Petersburg    1995        1983          90,296        98.8%       Publix                 Dollar World
Peachland Promenade              1995        1991          82,082        98.7%       Publix                      --
Regency Square                   1993        1986         349,848        97.1%         --               TJ Maxx, AMC Theatre
  at Brandon                                                                                        Staples, Michaels, Marshalls
Regency Village (3), (5)         2000        2000          83,170        89.4%       Publix                      --
Terrace Walk                     1993        1990          50,936        90.2%         --          Northside Mental Health Center
Town Square                      1997        1999          44,679        99.3%         --               Pier 1 Imports, Petco
University Collections           1996        1984         106,899        98.7%  Kash N Karry(4)        Eckerd, Jo-Anns Fabrics
Village Center-Tampa             1995        1993         181,110        97.1%       Publix      Walgreen's, Stein Mart, Blockbuster
Willa Springs                    2000        2000          89,930        98.6%       Publix                      --

WEST PALM BEACH /
TREASURE COAST
Boynton Lakes Plaza              1997        1993         130,924        98.4%     Winn-Dixie          World Gym, Blockbuster
Chasewood Plaza                  1993        1986         141,178        93.8%       Publix           Beall's, Books-A-Million
Chasewood Storage                1993        1986          42,810       100.0%         --                        --
East Port Plaza                  1997        1991         235,842        55.3%       Publix          Walgreen's, Sears Homelife
Martin Downs Village Center      1993        1985         121,946        98.7%         --               Beall's, Coastal Care
Martin Downs Village Shoppes     1993        1998          49,773        92.3%         --                    Walgreen's
Ocean Breeze                     1993        1985         108,209        83.6%       Publix             Coastal Care, Beall's
Shops of San Marco (3), (5)      2002        2002          91,538        95.3%       Publix                      --
Town Center at Martin Downs      1996        1996          64,546       100.0%       Publix                      --
Wellington Town Square           1996        1982         105,150       100.0%       Publix                    Eckerd

                                                                                                     (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------
MIAMI / FT. LAUDERDALE
Aventura                         1994        1974         102,876        94.9%      Publix                Eckerd, Humana
Berkshire Commons                1994        1992         106,354        98.7%      Publix                  Walgreen's
Garden Square                    1997        1991          90,258        98.6%      Publix              Eckerd, Blockbuster
Palm Trails Plaza                1997        1998          76,067        97.6%    Winn-Dixie                    --
Shoppes @ 104 (5)                1998        1990         108,192        98.7%    Winn Dixie            Navarro Pharmacies
Shoppes of Pebblebrooke (5)      2000        2000          76,767       100.0%      Publix                      --
University Market Place          1993        1990         129,121        87.8%  Albertsons (4)   Beverly's Pet Center, Cafe Iguana
Welleby                          1996        1982         109,949        97.1%      Publix                    Beall's

FT. MYERS / CAPE CORAL
Grande Oaks                      2000        2000          78,784        96.4%      Publix                      --
                                                        ---------       -----

Subtotal/Weighted
  Average (Florida)                                     6,100,565        92.5%
                                                        ---------       -----

CALIFORNIA
----------
LOS ANGELES / SCA

230th & Hawthorne (3)            2002        2002          13,860       100.0%        --              Stouds Linen Warehouse
Amerige Heights                  2000        2000          96,679        98.5%    Albertsons                 Target(4)
Campus Marketplace (5)           2000        2000         144,288        94.4%      Ralph's          Long's Drugs, Blockbuster
Costa Verde                      1999        1988         178,622       100.0%    Albertsons           Bookstar, Blockbuster
El Camino Shopping Center        1999        1995         135,883       100.0% Von's Food & Drug           Sav-On Drugs
El Norte Parkway Plaza           1999        1984          87,990        96.4% Von's Food & Drug                --
Friars Mission                   1999        1989         146,898       100.0%      Ralph's          Long's Drugs, Blockbuster
Garden Village (5)               2000        2000         112,957        95.1%    Albertsons           Rite Aid, Blockbuster
Gelson's Westlake (3)            2002        2002          82,315        90.1%      Gelsons                     --
Heritage Plaza                   1999        1981         231,222        98.9%      Ralph's         Sav-On Drugs, Ace Hardware
Hermosa Beach (3), (5)           2003        2003          13,129       100.0%        --                        --
McBean & Valencia (3)            2002        2002         180,528        93.5%        --                      Kohl's
Morningside Plaza                1999        1996          91,600       100.0%  Stater Brothers                 --
Newland Center                   1999        1985         166,492        99.1%    Albertsons                    --
Oakbrook Plaza                   1999        1982          83,279       100.0%    Albertsons               Long's Drugs
Park Plaza (5)                   2001        1991         193,529        93.1% Von's Food & Drug     Sav-On Drugs, Petco, Ross
Plaza Hermosa                    1999        1984          94,940       100.0% Von's Food & Drug     Sav-On Drugs, Blockbuster
Rona Plaza                       1999        1989          51,754       100.0%    Food 4 Less              NAMS Pharmacy
Rosecrans & Inglewood (3)        2002        2002          12,000       100.0%        --                     CVS Drug
Santa Ana Downtown Plaza         1999        1987         100,305       100.0%    Food 4 Less        Famsa, Inc., Blockbuster
Seal Beach (5)                   2002        1966          85,910       100.0%   Pavilions (4)             Sav-On Drugs
Twin Peaks                       1999        1988         198,139       100.0%    Albertsons                  Target
Ventura Village                  1999        1984          76,070        97.9% Von's Food & Drug            Blockbuster
Vista Village (3)                2002        2002         129,665        68.9%        --                Krikorian Theatres
Westlake Village Plaza           1999        1975         190,525        97.5% Von's Food & Drug     Long's Drugs, Blockbuster
Westridge Center (3)             2001        2001          87,284        91.0%    Albertsons                    --
Woodman - Van Nuys               1999        1992         107,614        95.8%      Gigante                     --

SAN FRANCISCO / NCA
Blossom Valley                   1999        1990          93,314       100.0%      Safeway                Long's Drugs
Corral Hollow (5)                2000        2000         167,118       100.0%      Safeway       Long's Drugs, Orchards Hardware
Country Club                     1999        1994         111,251       100.0%      Ralph's          Long's Drugs, Blockbuster
Diablo Plaza                     1999        1982          63,214       100.0%    Safeway (4)      Long's Drugs, Jo-Ann Fabrics
El Cerrito Plaza                 2000        2000         256,177        94.1%    Albertsons/      Long's Drugs, Barnes & Noble
                                                                                 Trader Joe's     Bed, Bath & Beyond, Ross, Petco
Encina Grande                    1999        1965         102,499       100.0%      Safeway           Walgreens, Blockbuster
Gilroy (3)                       2002        2002         339,808        50.4%        --                        --
Loehmann's Plaza                 1999        1983         113,310       100.0%    Safeway (4)  Long's Drugs, Loehmann's, Blockbuster
Powell Street Plaza              2001        1987         165,920       100.0%   Trader Joe's   Ross, Jo-Ann Fabrics, Circuit City
Prairie City Crossing            1999        1999          82,503       100.0%      Safeway                     --
San Leandro                      1999        1982          50,432       100.0%    Safeway (4)               Blockbuster
Sequoia Station                  1999        1996         103,148       100.0%    Safeway (4)     Long's Drugs, Wherehouse Music
                                                                                                    Barnes and Noble, Old Navy

                                                                                                   (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------
SAN FRANCISCO / NCA
(CONTINUED)

Slatten Ranch (3), (5)           2002        2002         206,824         73.2%         --                Target(4), Mervyn's
Strawflower Village              1999        1985          78,827        100.0%       Safeway                Long's Drugs
Tassajara Crossing               1999        1990         146,188        100.0%       Safeway         Long's Drugs, Ace Hardware
West Park Plaza                  1999        1996          88,103        100.0%       Safeway            Rite Aid, Blockbuster
Woodside Central                 1999        1993          80,591        100.0%         --             Marshalls, Discovery Zone
                                                        ---------        -----

Subtotal/Weighted
  Average(California)                                   5,342,704         93.4%
                                                        ---------        -----

TEXAS
-----

AUSTIN
Hancock Center                   1999        1998         410,438         91.2%       H.E.B.            Sears, Old Navy, Petco
Market @ Round Rock              1999        1987         123,347         99.1%     Albertsons           Color Tile and Carpet
North Hills                      1999        1995         144,019         98.9%       H.E.B.                Hollywood Video

DALLAS / FT. WORTH
Arapaho Village                  1999        1997         103,033         98.0%      Tom Thumb         Arapaho Village Pharmacy
Bethany Park Place               1998        1998          74,066        100.0%       Kroger                  Blockbuster
Casa Linda Plaza                 1999        1997         324,639         84.5%     Albertsons            Petco, Blockbuster
                                                                                                       24 Hour Fitness, Colberts
Cooper Street                    1999        1992         133,196        100.0%         --             Circuit City, Office Max,
                                                                                                      Home Depot, Jo-Ann Fabrics
Creekside (5)                    1998        1998          96,816         98.6%       Kroger                      --
Hebron Park (5)                  1999        1999          46,800         94.9%   Albertsons (4)              Blockbuster
Hillcrest Village                1999        1991          14,530        100.0%         --                    Blockbuster
Keller Town Center               1999        1999         114,937         95.1%      Tom Thumb                    --
Lebanon/Legacy Center (3)        2000        2000          56,802         36.9%   Albertsons (4)                  --
MacArthur Park Phase II (5)      1999        1999         198,443        100.0%       Kroger       Linens `N Things, Barnes & Noble
Main Street Center (3)           2002        2002          32,680         22.5%   Albertsons (4)                  --
Market @ Preston Forest          1999        1990          90,171        100.0%      Tom Thumb                   Petco
Matlock                          2000        2000          40,139         34.5%         --                   Wal-Mart (4)
Mills Pointe                     1999        1986         126,186         93.5%      Tom Thumb                Blockbuster
Mockingbird Commons              1999        1987         121,564         86.3%      Tom Thumb                    --
Northview Plaza                  1999        1991         116,016         91.1%       Kroger                  Blockbuster
Overton Park Plaza (5)           2001        1991         350,856         96.8%     Albertsons     Home Depot, Circuit City, TJ Maxx
                                                                                                   Oshman's, Office Depot, Petsmart
Preston Brook - Frisco           1998        1998          91,274         98.5%       Kroger                      --
Preston Park                     1999        1985         273,396         76.3%      Tom Thumb     Gap, Blockbuster, Williams Sonoma
Prestonwood                      1999        1999         101,024         85.9%   Albertsons (4)              Blockbuster
Rockwall (3)                     2002        2002          65,644          0.0%    Tom Thumb (4)                  --
Shiloh Springs                   1998        1998         110,040         96.2%       Kroger                  Blockbuster
Southlake - Village Center (5)   1998        1998         118,092         95.7%       Kroger                  Blockbuster
Southpark                        1999        1997         146,758         94.4%     Albertsons                  Bealls
Trophy Club                      1999        1999         106,607         83.8%      Tom Thumb       Family Medicine, Blockbuster
Valley Ranch Centre              1999        1997         117,187         89.9%      Tom Thumb                    --

HOUSTON
Alden Bridge                     2002        1998         138,952        100.0%       Kroger            Walgreens, Blockbuster
Atascocita Center (3)            2002        2002          94,180         69.7%       Kroger                      --
Champions Forest                 1999        1983         115,247         92.6%   Randall's Food                Eckerd
Cochran's Crossing               2002        1994         138,192        100.0%       Kroger             Eckerd , Blockbuster
Coles Center                     2001        2001          42,063         93.4%  Randall's Food (4)               --
Fort Bend Market                 2000        2000          30,158         63.7%     Kroger (4)                    --
Indian Springs Center (3), (5)   2002        2002         135,977         57.5%       H.E.B.                      --
Kleinwood Center (3)             2000        2000         152,906         64.8%       H.E.B.            Walgreens, Blockbuster
Panther Creek                    2002        1994         164,080         95.1%   Randall's Food    Eckerd, Sears Paint & Hardware
Sterling Ridge                   2002        2000         128,643        100.0%       Kroger              Eckerd, Blockbuster
Sweetwater Plaza (5)             2001        2000         134,045         93.2%       Kroger                  Walgreen's
                                                        ---------        -----

Subtotal/Weighted
  Average (Texas)                                       5,123,143         88.2%
                                                        ---------        -----

                                                                                                    (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------
GEORGIA
-------

ATLANTA
Ashford Place                    1997        1993          53,450        98.6%        --                 Pier 1 Imports
Briarcliff LaVista               1997        1962          39,203        89.6%        --                    Michael's
Briarcliff Village               1997        1990         187,156        99.8%      Publix   TJ Maxx, Office Depot, Petco, La-Z-Boy
Buckhead Court                   1997        1984          55,229        92.5%        --                       --
Cambridge Square                 1996        1979          71,699       100.0%      Kroger                     --
Cromwell Square                  1997        1990          70,282        95.1%        --      CVS Drug, Haverty's, Hancock Fabrics
Cumming 400                      1997        1994         126,900        97.0%      Publix                  Big Lots
Delk Spectrum                    1998        1991         100,880       100.0%      Publix                 Blockbuster
Dunwoody Hall                    1997        1986          89,471        99.9%      Publix                   Eckerd
Dunwoody Village                 1997        1975         120,597        90.9%   Fresh Market              Walgreen's
Killian Hill Market (3)          2000        2000         113,001        85.8%      Publix                     --
Loehmann's Plaza                 1997        1986         137,601        90.7%        --         Eckerd, Loehmann's, LA Fitness
Lovejoy Station (5)              1997        1995          77,336        95.6%      Publix                 Blockbuster
Memorial Bend                    1997        1995         177,283        92.0%      Publix                   TJ Maxx
Orchard Square (5)               1995        1987          93,222        96.1%      Publix                     --
Paces Ferry Plaza                1997        1987          61,696       100.0%        --                   Blockbuster
Powers Ferry Square              1997        1987          97,704        89.5%        --          CVS Drug, Pearl Arts & Crafts
Powers Ferry Village             1997        1994          78,996        99.9%      Publix                  CVS Drug
Rivermont Station                1997        1996          90,267       100.0%      Kroger            CVS Drug, Blockbuster
Roswell Village (5)              1997        1997         145,334        81.1%      Publix             Eckerd, Blockbuster
Russell Ridge                    1994        1995          98,558       100.0%      Kroger                 Blockbuster
Sandy Plains Village             1996        1992         175,035        91.9%      Kroger           Stein Mart, Blockbuster

OTHER MARKETS
LaGrange Marketplace             1993        1989          76,327        90.3%    Winn-Dixie                 Eckerd
Parkway Station                  1996        1983          94,290        78.8%      Kroger                     --
                                                        ---------       -----

Subtotal/Weighted
  Average(Georgia)                                      2,431,517        93.5%
                                                        ---------       -----

OHIO
----

CINCINNATI

Beckett Commons                  1998        1995         121,497       100.0%      Kroger                 Stein Mart
Cherry Grove                     1998        1997         195,497        90.2%      Kroger           TJ Maxx, Hancock Fabric
Hyde Park Plaza                  1997        1995         397,893        95.2% Kroger/Thriftway Walgreen's, Michaels, Blockbuster
                                                                                                 Barnes & Noble, Jo-Ann Fabrics

Regency Milford Center           2001        2001         108,903        88.0%      Kroger                     --
Shoppes at Mason                 1998        1997          80,800        97.5%      Kroger                 Blockbuster
Westchester Plaza                1998        1988          88,181       100.0%      Kroger                     --

COLUMBUS
East Pointe                      1998        1993          86,524       100.0%      Kroger            Goodyear, Blockbuster
Kingsdale                        1997        1999         270,470        60.1%     Big Bear           Stein Mart, Goodyear
Kroger New Albany Center (5)     1999        1999          91,722        98.5%      Kroger                 Blockbuster
North Gate/(Maxtown)             1998        1996          85,100       100.0%      Kroger                     --
Park Place                       1998        1988         106,833        98.8%     Big Bear                Blockbuster
Windmiller Plaza                 1998        1997         120,429        97.9%      Kroger               Sears Hardware
Worthington                      1998        1991          93,095        91.2%      Kroger                 Blockbuster

TOLEDO
Cherry Street Center             2000        2000          54,660       100.0%    Farmer Jack                  --
                                                        ---------       -----

Subtotal/Weighted
  Average (Ohio)                                        1,901,604        90.8%
                                                        ---------       -----

                                                                                                     (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------

COLORADO
--------

COLORADO SPRINGS
Cheyenne Meadows (5)             1998        1998          89,893        98.4%   King Soopers                   --
Jackson Creek                    1998        1999          85,263       100.0%   King Soopers                   --
Woodmen Plaza                    1998        1998         104,558       100.0%   King Soopers                   --

DENVER
Boulevard Center                 1999        1986          88,511        90.4%    Safeway (4)            One Hour Optical
Buckley Square                   1999        1978         111,146        95.8%   King Soopers           True Value Hardware
Centerplace of Greeley (3)       2002        2002         148,110        39.2%      Safeway       Target (4), Ross, Shoe Carnival
Crossroads Commons (5)           2001        1986         144,288       100.0%    Whole Foods      Barnes & Noble, Mann Theaters
Hilltop Village (3)              2002        2002          99,836        66.1%   King Soopers                   --
Leetsdale Marketplace            1999        1993         119,916       100.0%      Safeway                 Blockbuster
Littleton Square                 1999        1997          94,257        97.7%   King Soopers         Walgreens, Blockbuster
Lloyd King Center                1998        1998          83,326       100.0%   King Soopers                   --
New Windsor Marketplace (3)      2002        2002          94,950        69.0%   King Soopers                   --
Stroh Ranch                      1998        1998          93,436       100.0%   King Soopers                   --
Willow Creek Center (5)          2001        1985         166,421        97.4%      Safeway           Family Fitness, Gateway
                                                        ---------       -----

Subtotal/Weighted
  Average(Colorado)                                     1,523,911        88.6%
                                                        ---------       -----

NORTH CAROLINA
--------------

CHARLOTTE
Carmel Commons                   1997        1979         132,651        94.4%   Fresh Market    Eckerd, Blockbuster, Piece Goods
Union Square                     1996        1989          97,191       100.0%   Harris Teeter         CVS Drug, Blockbuster
                                                                                                       Consolidated Theatres

GREENSBORO
Kernersville Marketplace         1998        1997          72,590        97.9%   Harris Teete  r                --

RALEIGH / DURHAM
Bent Tree Plaza                  1998        1994          79,503       100.0%      Kroger                      --
Garner Town Square               1998        1998         221,776       100.0%      Kroger      Target (4), Office Max, Blockbuster
                                                                                              Petsmart, Home Depot (4) United Artist

Glenwood Village                 1997        1983          42,864        91.8%   Harris Teeter                  --
Lake Pine Plaza                  1998        1997          87,691       100.0%      Kroger                  Blockbuster
Maynard Crossing                 1998        1997         122,814        97.8%      Kroger                  Blockbuster
Southpoint Crossing              1998        1998         103,128       100.0%      Kroger                  Blockbuster
Woodcroft                        1996        1984          89,835        98.4%     Food Lion                True Value
                                                        ---------       -----

Subtotal/Weighted
  Average(North Carolina)                               1,050,043        98.4%
                                                        ---------       -----

WASHINGTON
----------

SEATTLE
Cascade Plaza (5)                1999        1999         217,657        98.7%      Safeway      Long's Drugs, Ross, Bally Fitness
                                                                                                          Jo-Ann Fabrics

Inglewood Plaza                  1999        1985          17,253       100.0%        --                        --
James Center (5)                 1999        1999         140,240        95.5%     Fred Myer                 Rite Aid
Padden Parkway (3)               2002        2002          54,473        96.3%    Albertsons                    --
Pine Lake Village                1999        1989         102,953       100.0%   Quality Foods         Rite Aid, Blockbuster
Sammamish Highlands              1999        1992         101,289       100.0%    Safeway (4)       Bartell Drugs, Ace Hardware
South Point Plaza                1999        1997         190,355       100.0%   Cost Cutters         Rite Aid, Office Depot,
                                                                                                     Pep Boys, Pacific Fabrics

Southcenter                      1999        1990          58,282        89.7%        --                    Target (4)
Thomas Lake                      1999        1998         103,872       100.0%    Albertsons           Rite Aid, Blockbuster
                                                        ---------       -----

Subtotal/Weighted
  Average (Washington)                                    986,374        98.3%
                                                        ---------       -----

                                                                                                     (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------
OREGON
------

PORTLAND
Cherry Park Market (Grmr)        1999        1997         113,518        88.6%       Safeway                     --
Hillsboro Market Center          2000        2000          67,240       100.0%     Albertsons                    --
Hillsboro Market Center
  Phase II                       2002        2002          83,126        91.0%         --                Marshalls, Petsmart
McMinnville Market Center (3)    2003        2003          73,913        72.6%     Albertsons                    --
Murrayhill Marketplace           1999        1988         149,214        90.2%       Safeway              Segal's Baby News
Sherwood Crossroads              1999        1999          89,189        89.0%       Safeway                     --
Sherwood Market Center           1999        1995         124,257        98.0%     Albertsons                    --
Sunnyside 205                    1999        1988          53,094        96.3%         --                        --
Walker Center                    1999        1987          89,609       100.0%         --              Sportmart, Blockbuster
West Hills                       1999        1998          53,579        98.1%         QFC                   Blockbuster
                                                        ---------       -----

Subtotal/Weighted
  Average (Oregon)                                        896,739        92.1%
                                                        ---------       -----
VIRGINIA
--------
WASHINGTON D.C.
Ashburn Farm Market              2000        2000          92,019       100.0%        Giant                      --
Chesire Station                  2000        2000          97,156        97.8%       Safeway             Petco, Blockbuster
Somerset (3)                     2002        2002         108,870        64.2%  Shoppers Food Whse               --
Tall Oaks Village Center         2002        1998          69,331       100.0%        Giant                      --
Village Center at Dulles (5)     2002        1991         289,602        99.2%  Shoppers Food Whse   CVS Drug, Gold's Gym, Petco

OTHER VIRGINA
Brookville Plaza (5)             1998        1991          63,664        98.1%       Kroger                      --
Statler Square                   1998        1996         133,660       100.0%       Kroger               CVS Drug, Staples
                                                        ---------       -----

Subtotal/Weighted
  Average(Virginia)                                       854,302        94.8%
                                                        ---------       -----
ALABAMA
-------

BIRMINGHAM
Southgate Village
  Shopping Center                2001        1988          75,392        96.9%     Publix                     Rite Aid
Trace Crossing
  Shopping Center (3)            2001        2001          74,130        87.2%     Publix                        --
Valleydale Village (3)           2002        2002         118,466        77.4%     Publix                   Pets America
Villages of Trussville           1993        1987          59,281        73.6%     Bruno's                    CVS Drug

MONTGOMERY
Country Club                     1993        1991          67,622        92.9%   Winn-Dixie                   Rite Aid

OTHER MARKETS
Bonner's Point                   1993        1985          87,282        98.6%   Winn-Dixie                   Wal-Mart
Marketplace - Alexander City     1993        1987         162,723        95.7%   Winn-Dixie      Wal-Mart, Goody's Family Clothing
                                                        ---------       -----

Subtotal/Weighted
  Average(Alabama)                                        644,896        89.6%
                                                        ---------       -----
ARIZONA
-------

PHOENIX
Carefree Marketplace             2000        2000          24,697        89.3%    Fry's (4)                      --
Palm Valley Marketplace (5)      2001        1999         107,630        98.1%     Safeway                   Blockbuster
Paseo Village                    1999        1998          92,399        97.5%      ABCO               Walgreens, Blockbuster
Pima Crossing                    1999        1996         236,539        99.5%       --                Stein Mart, Blockbuster
                                                                                                 Pier 1 Imports, Bally Total Fitness

Stonebridge Center               2000        2000          30,235        78.4%   Safeway (4)                     --
The Provinces                    2000        2000          34,201        80.8%   Safeway (4)                     --
                                                        ---------       -----

Subtotal/Weighted
  Average (Arizona)                                       525,701        95.9%
                                                        ---------       -----

                                                                                                     (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------

TENNESSEE
---------

NASHVILLE
Harpeth Village                  1997        1998          70,091       100.0%       Publix                  Blockbuster
Hwy 46 & Hwy 70 (Dickson)        1998        1998          10,908       100.0%         --                      Eckerd
Nashboro Village                 1998        1998          86,811        96.8%       Kroger                      --
Northlake Village                2000        1988         151,629        95.2%       Kroger                CVS Drug, Petco
Peartree Village                 1997        1997         114,795       100.0%    Harris Teeter          Eckerd, Office Max
West End Avenue                  1998        1998          10,000       100.0%         --                    Walgreen's
                                                        ---------       -----

Subtotal/Weighted
  Average(Tennessee)                                      444,234        97.7%
                                                        ---------       -----

ILLINOIS
--------

Frankfort Crossing                           2003         107,734        95.0%        Jewel                      --
Hinsdale Lake Commons            1998        1986         178,975        97.3%     Dominick's         Ace Hardware, Blockbuster
                                                                                                    Murray's Party Time Supplies

Westbrook Commons                2001        1984         121,502        91.4%     Dominick's                    --
                                                        ---------       -----

Subtotal/Weighted
  Average(Illinois)                                       408,211        94.9%
                                                        ---------       -----

SOUTH CAROLINA
--------------

Merchants Village (5)            1997        1997          79,724       100.0%       Publix                      --
Murray Landing (3)               2002        2002          64,441        78.3%       Publix                      --
Pelham Commons (3)               2002        2002          76,541        57.8%       Publix                      --
Queensborough (5)                1998        1993          82,333       100.0%       Publix                      --
Rosewood Shopping Center         2001        2001          36,887        95.1%       Publix                      --
                                                        ---------       -----

Subtotal/Weighted
  Average(South Carolina)                                 339,926        85.9%
                                                        ---------       -----

KENTUCKY
--------

Franklin Square                  1998        1988         201,673        95.5%       Kroger       Rite Aid, JC Penney, Office Depot
                                                                                                   Chakers Theatre, Pier 1 Imports

Silverlake (5)                   1998        1988          99,352        98.5%       Kroger                  Blockbuster
                                                        ---------       -----

Subtotal/Weighted
  Average(Kentucky)                                       301,025        96.5%
                                                        ---------       -----

MICHIGAN
--------

Fenton Marketplace               1999        1999          97,224        98.6%     Farmer Jack          Blockbuster, Micheals
Lakeshore                        1998        1996          85,940        89.2%       Kroger                   Rite Aid
Waterford                        1998        1998          96,101        91.3%       Kroger                      --
                                                        ---------       -----

Subtotal/Weighted
  Average(Michigan)                                       279,265        93.2%
                                                        ---------       -----

DELAWARE
--------

Pike Creek                       1998        1981         229,510        99.5%        Acme           Eckerd, Kmart, Blockbuster
White Oak - Dove DE              2000        2000          10,908       100.0%         --                      Eckerd
                                                        ---------       -----

Subtotal/Weighted
  Average(Deleware)                                       240,418        99.5%
                                                        ---------       -----

NEW JERSEY
----------

Echelon Village Plaza (3)        2000        2000          88,993        81.7%     Genuardi's                    --
                                                        ---------       -----

                                                                                                     (footnotes appear on page S-23)

                                                            GROSS
                                 YEAR       YEAR          LEASABLE     PERCENT      GROCERY               DRUG STORE &
PROPERTY NAME                  ACQUIRED  CONSTRUCTED(1)  AREA (GLA)   LEASED(2)      ANCHOR               OTHER ANCHORS
-------------                  --------  -------------   ---------    --------  -----------------  -------------------------------

MISSOURI

St. Ann Square                   1998        1986           82,498        92.9%       National           Bally Total Fitness
                                                        ---------       -----

PENNSYLVANIA

Hershey - Goodyear               2000        2000            6,000       100.0%          --                      --
                                                        ---------       -----

TOTAL/WEIGHTED AVERAGE                                  29,572,069        92.2%
                                                        ---------       -----

----------
(1)  Or latest renovation.

(2) Includes development properties. If development properties are excluded, the total percentage leased would be 94.9% for our shopping centers.

(3)  Property under development or redevelopment.

(4)  Tenant owns its own building.

(5) Owned by a joint venture with outside investors in which our operating partnership or an affiliate is a partner.

DEVELOPMENTS

     Our projects under construction or undergoing major renovation at March 31, 2003 are summarized as follows:

           Number of projects:(1)                         31
           Estimated gross costs:(2)                      $545.5 million
           Estimated gross costs to completion:           $260 million
           Percentage completed:                          52%
           Percentage pre-leased:                         69%

----------
(1) Of these properties, nine are located in California and six are located in Texas.

(2) Before the estimated reimbursement of certain tenant-related costs and projected sales proceeds from adjacent land and outparcels of $112.7 million.

TENANTS

     The following table summarizes the largest tenants occupying our shopping centers based upon percentage of total annualized base rent exceeding .5% at March 31, 2003. The table includes 100% of the base rent from leases and 100% of GLA of properties owned by joint ventures.

                                                     PERCENTAGE OF                           PERCENTAGE OF
                                                         TOTAL                                ANNUALIZED      NUMBER
              TENANT                     GLA              GLA               RENT               BASE RENT     OF STORES
              ------                  ---------           ----           -----------         -------------       --
Kroger                                3,508,194           11.9%          $29,851,405               9.11%         59
Publix                                2,403,191            8.1%           19,768,421               6.03%         52
Safeway                               1,727,568            5.8%           15,260,409               4.66%         35
Albertsons                              966,645            3.3%            9,242,175               2.82%         17
Blockbuster                             395,004            1.3%            7,430,500               2.27%         71
Winn-Dixie                              579,493            2.0%            4,118,618               1.26%         12
H.E.B. Grocery                          308,030            1.0%            3,865,550               1.18%          4
Hallmark                                224,100            0.8%            3,438,727               1.05%         53
Long's Drugs                            233,845            0.8%            2,771,270               0.85%         10
Walgreens                               238,286            0.8%            2,736,177               0.84%         17
Kohl's Department Store                 178,213            0.6%            2,372,488               0.72%          2
Barnes & Noble                          144,497            0.5%            2,340,442               0.71%          7
Starbucks                                82,532            0.3%            2,203,352               0.67%         54
Petco                                   131,791            0.4%            2,143,075               0.65%         10
Eckerd (JC Penney)                      177,192            0.6%            2,036,536               0.62%         19
Mail Boxes, Etc.                        106,675            0.4%            1,992,232               0.61%         76
Harris Teeter                           183,892            0.6%            1,941,870               0.59%          4
T.J. Maxx / Marshalls                   242,976            0.8%            1,841,634               0.56%          9
Subway                                   81,456            0.3%            1,764,851               0.54%         66
Shoppers Food Warehouse/
  Supervalu                             115,894            0.4%            1,671,710               0.51%          2
H & R Block                              96,567            0.3%            1,635,414               0.50%         59

     In May 2003, Kmart Corporation, previously a tenant in four of our shopping centers, emerged from its reorganization under Chapter 11 of the U.S. Bankruptcy Code. While under Chapter 11 bankruptcy protection, Kmart rejected two leases representing $942,000 of annual base rent and closed both stores. We have two other leases with Kmart representing $883,000 of our annual base rent which Kmart did not reject. Both of these stores are open and operating. However, we have no assurance that Kmart will be able to continue rental payments on these two stores in the future.

     As a result of the Kmart store closing at one of our shopping centers, combined with an earlier closing of an adjacent Winn-Dixie grocery store, we determined that the value of this shopping center had been permanently impaired. As a result, we recorded a provision for loss on operating properties of $2.4 million during 2002.

LEASE EXPIRATIONS

     The following table sets forth, for all leases in place as of March 31, 2003, a schedule of lease expirations for the next ten years, assuming no tenants renew their leases. The table includes 100% of minimum rent and 100% of GLA of properties owned by joint ventures.

                                                    FUTURE         PERCENTAGE OF
   LEASE                          PERCENT OF        MINIMUM            TOTAL
EXPIRATION                           TOTAL        RENT UNDER          MINIMUM
   YEAR          EXPIRING GLA         GLA       EXPIRING LEASES      RENT (2)
   ----          ------------         ---       ---------------      --------
(1)                   288,021         1.1%         $ 4,073,908          1.3%
2003                1,225,143         4.8%          19,514,475          6.0%
2004                2,229,056         8.7%          34,487,601         10.6%
2005                2,413,756         9.4%          36,763,838         11.3%
2006                2,659,259        10.4%          38,223,388         11.7%
2007                3,013,700        11.8%          43,601,032         13.4%
2008                1,668,059         6.5%          18,023,782          5.5%
2009                  792,274         3.1%           9,343,109          2.9%
2010                  925,660         3.6%          10,990,510          3.4%
2011                1,102,670         4.3%          13,772,123          4.2%
2012                1,317,847         5.2%          17,502,146          5.4%
                   ----------        ----         ------------         ----
    10 Year Total  17,635,445        68.9%        $246,295,912         75.7%
                   ==========        ====         ============         ====

----------
(1)  Leased currently under month to month lease or in process of renewal.

(2) Total minimum rent includes current minimum rent and future contractual rent for all properties, but excludes additional rent such as percentage rent, common area maintenance, real estate taxes, and insurance reimbursements.

                              REGENCY CENTERS DEBT

     Our outstanding debt at March 31, 2003 and December 31, 2002 consisted of the following (in thousands):

                                           MARCH 31, 2003     DECEMBER 31, 2002
                                           --------------     -----------------
Notes Payable:
  Fixed rate mortgage loans                   $ 227,702            $ 229,551
  Variable rate mortgage loans                   24,440               24,998
  Fixed rate unsecured loans                    999,018              998,975
Unsecured line of credit                        178,750               80,000
                                             ----------           ----------
  Total                                      $1,429,910           $1,333,524
                                             ==========           ==========

     Interest rates paid on our unsecured line of credit, which are based on LIBOR plus .85%, were 2.225% and 2.288% at March 31, 2003 and December 31, 2002, respectively. The spread that we pay on the line is dependent upon maintaining specific investment grade ratings. We are required to comply, and are in compliance with, certain financial and other covenants customary with this type of unsecured financing. Our line of credit is used primarily to finance the acquisition and development of real estate, but is also available for general working capital purposes. Borrowings under our line of credit will increase if we purchase shares of our common stock from Security Capital. See "Recent Developments."

     Mortgage loans are secured by certain real estate properties, and may be prepaid, but could be subject to a yield-maintenance premium. Our mortgage loans are generally due in monthly installments of interest and principal and mature over various terms through 2019. Variable interest rates on mortgage loans are currently based on LIBOR plus a spread in a range of 130 basis points to 150 basis points. Fixed interest rates on mortgage loans range from 6.64% to 9.5%.

     We have outstanding the following tranches of fixed rate unsecured debt:

     o $250 million at an interest rate of 6.75%, which was sold at 99.85% of face value and is due on January 15, 2012;

     o $240 million with fixed interest rates ranging from 7.25% to 7.95%, which is due in 2011;

     o $160 million with fixed interest rates ranging from 8.0% to 8.45%, which is due in 2010;

     o  $50 million with a fixed interest rate of 7.75%, which is due in 2009;

     o $100 million with a fixed interest rate of 7.125%, which is due in 2005; and

     o  $200 million with a fixed interest rate of 7.40%, which is due in 2004.

     As of March 31, 2003, scheduled principal repayments on notes payable and our line of credit were as follows (in thousands):

             SCHEDULED                 SCHEDULED       UNSECURED            TERM
         PAYMENTS BY YEAR            AMORTIZATION   LINE OF CREDIT       MATURITIES             TOTAL
         ----------------            ------------   --------------       ----------             -----

2003                                     $3,672              --         $   22,704           $   26,376
2004                                      5,241        $178,750            220,532              404,523
2005                                      4,045              --            147,746              151,791
2006                                      3,359              --             24,093               27,452
2007                                      2,768              --             25,699               28,467
2008                                      2,324              --             28,961               31,285
2009                                      2,255              --             53,090               55,345
2010                                      2,023              --            177,114              179,137
2011                                      2,173              --            239,657              241,830
2012                                      2,229              --            255,386              257,615
>10 years                                 8,177              --             12,102               20,279
Net unamortized debt premiums                --              --              5,810                5,810
                                        -------        --------         ----------           ----------
                                        $38,266        $178,750         $1,212,894           $1,429,910
                                        =======        ========         ==========           ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected consolidated financial data on a historical basis as of and for the five years ended December 31, 2002, and as of and for the three months ended March 31, 2003 and March 31, 2002. This information should be read in conjunction with our consolidated financial statements (including the related notes thereto) and management's discussion and analysis of financial condition and results of operations incorporated by reference in this prospectus supplement and the accompanying prospectus. This selected consolidated financial data has been derived from our audited consolidated financial statements, except as indicated. The selected consolidated financial data as of and for the three months ended March 31, 2003 and 2002, in our opinion, reflect all adjustments necessary to present fairly the data for such periods. Interim results for the three months ended March 31, 2003 are not necessarily indicative of results that can be expected in future periods.

                                            THREE MONTHS ENDED
                                                 MARCH 31,                            YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------------------
                                            2003        2002         2002         2001         2000         1999         1998
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                              (UNAUDITED)
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

OPERATING DATA:
Revenues:
  Rental revenues ....................   $  91,223    $  84,490    $ 354,183    $ 323,020    $ 306,030    $ 258,275    $ 120,057
  Service operations revenue .........       3,937        2,023       20,255       31,495       27,226       18,239       11,863
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Equity in income of investments
    in real estate partnerships ......       2,336        1,065        5,765        3,439        3,139        4,688          946
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total revenues .................      97,496       87,578      380,203      357,954      336,395      281,202      132,866
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
Operating expenses:
  Operating, maintenance and real
    estate taxes .....................      23,590       20,927       89,749       81,039       75,811       61,928       28,068
  General and administrative and other
    expenses .........................       4,562        4,349       24,133       24,917       21,870       19,747       15,064
  Depreciation and amortization ......      18,819       16,066       70,443       62,435       55,537       45,278       23,395
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total operating expenses .......      46,971       41,342      184,325      168,391      153,218      126,953       66,527
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
Other expense (income):
  Interest expense, net of interest
    income ...........................      20,633       19,622       81,286       63,680       63,867       56,576       26,051
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
  (Gain) loss on sale of operating
    properties .......................          --       (1,494)      (5,267)        (699)      (4,507)         233      (10,726)
  Provision for loss on operating and
    development properties ...........                                 4,369        1,595       12,995           --           --
Other income .........................          --           --       (2,383)          --           --           --           --
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
      Total other expense ............      20,633       18,128       78,005       64,576       72,355       56,809       15,325
      Income before minority interests      29,892       28,108      117,873      124,987      110,822       97,440       51,014
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
Minority interest preferred unit
   distributions .....................     (10,782)      (8,368)     (33,475)     (33,475)     (29,601)     (12,368)      (3,358)
Minority interest of exchangeable
   partnership units .................        (453)        (493)      (2,070)      (2,244)      (2,177)      (2,552)      (1,622)
Minority interest of limited partners          (64)        (109)        (492)        (721)      (2,632)      (2,855)        (464)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Income from continuing operations ..      18,593       19,138       81,836       88,547       76,412       79,665       45,570
Discontinued operations, net(1):
  Operating income from discontinued
    operations .......................         (42)       4,433        9,985       12,117       11,199       10,181        5,020
  Gain on sale of operating properties
    and properties in development ....        (627)       1,706       18,704           --           --           --           --
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Income from discontinued
    operations(1) ....................        (669)       6,139       28,689       12,117       11,199       10,181        5,020
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Net income .........................      17,924       25,277      110,525      100,664       87,611       89,846       50,590
Preferred stock dividends ............          --         (759)      (2,858)      (2,965)      (2,817)      (2,245)          --
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Net income for common stockholders .   $  17,924    $  24,518    $ 107,667    $  97,699    $  84,794    $  87,601    $  50,590
                                         =========    =========    =========    =========    =========    =========    =========
                                                                                       (FOOTNOTES APPEAR ON FOLLOWING PAGE)

                                            THREE MONTHS ENDED
                                                 MARCH 31,                         YEAR ENDED DECEMBER 31,
                                           -----------------------   -------------------------------------------------------------
                                             2003         2002          2002          2001         2000        1999        1998
                                           ----------  -----------   -----------   ----------   ----------  ----------  ----------
                                                (UNAUDITED)
                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)

Income per common share - basic:
  Income from continuing operations ....   $     0.31  $      0.31   $      1.36   $     1.49   $     1.30  $     1.42  $     1.60
  Discontinued operations(1) ...........   $    (0.01) $      0.11   $      0.49   $     0.21   $     0.19  $     0.19  $     0.20
                                           ----------  -----------   -----------   ----------   ----------  ----------  ----------
    Net income for common stockholders
      per share ........................   $     0.30  $      0.42   $      1.85   $     1.70   $     1.49  $     1.61  $     1.80
                                           ----------  -----------   -----------   ----------   ----------  ----------  ----------
Income per common share - diluted:
  Income from continuing operations ....   $     0.31  $      0.31   $      1.35   $     1.49   $     1.30  $     1.43  $     1.56
  Discontinued operations(1) ...........   $    (0.01) $      0.11   $      0.49   $     0.20   $     0.19  $     0.18  $     0.19
                                           ----------  -----------   -----------   ----------   ----------  ----------  ----------
    Net income for common stockholders
      per share ........................   $     0.30  $      0.42   $      1.84   $     1.69   $     1.49  $     1.61  $     1.75
                                           ----------  -----------   -----------   ----------   ----------  ----------  ----------
OTHER DATA:
  Common stock outstanding .............       60,404       58,110        59,557       57,601       56,898      56,924      25,489
  Common units, convertible preferred
    stock(2) and Class B common stock
    outstanding ........................        1,496        3,023         1,955        3,043        3,150       3,565       4,337
  Total GLA (unaudited)(3) .............       29,572       29,232        29,483       29,089       27,991      24,769      14,652
  Number of properties
    (at period end) (unaudited)(3) .....          261          271           262          272          261         216         129
  Ratio of earnings to fixed
    charges (unaudited)(4) .............          1.5          1.6           1.8          1.7          1.7         1.9         2.1
  Common dividends per share ...........   $     0.52   $     0.51    $     2.04   $     2.00   $     1.92  $     1.84  $     1.76
  Funds from Operations(5) .............   $   40,328   $   39,967    $  178,954   $  168,957   $  158,794  $  140,989  $   67,121
BALANCE SHEET DATA:
  Real estate investments at cost ......   $3,168,098   $3,180,761    $3,088,914   $3,156,831   $2,943,627  $2,636,193  $1,250,332
  Total assets .........................    3,053,738    3,112,593     3,061,859    3,109,314    3,035,144   2,654,936   1,240,107
  Total debt ...........................    1,429,910    1,427,114     1,333,524    1,396,721    1,307,072   1,011,967     548,126
  Stockholders' equity .................    1,207,840    1,213,479     1,221,720    1,219,051    1,225,415   1,247,249     550,741

-----------------
(1) Discontinued operations represent properties held for sale or sold with which we will not have continuing involvement after disposition.

(2) As a result of conversions to common stock, we ceased to have any convertible preferred stock outstanding in February 2003.

(3)  Includes properties owned by our joint ventures.

(4) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest and preferred distributions) to income before minority interests and gains and losses from the sale of operating properties and subtracting equity in income of investments in real estate. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of deferred debt costs and preferred distributions.

(5) We report Funds From Operations (FFO) as a supplemental earnings measure. We consider FFO to be an accurate benchmark to our peer group and a meaningful performance measurement because it excludes various items in net income that do not relate to or are not indicative of the operating performance of the ownership, management and development of real estate, such as depreciation and amortization. FFO is defined by the National Association of Real Estate Investment Trusts generally as net earnings (computed in accordance with GAAP), excluding real estate depreciation and amortization, gains, and losses from sales of properties, after adjustment from unconsolidated partnerships and joint ventures and excluding items classified by GAAP as extraordinary or unusual, along with significant non-recurring events. We also adjust for the payment of preferred stock dividends.

     The following table reconciles FFO to net income.

                                                   THREE MONTHS ENDED
                                                       MARCH 31,                         YEAR ENDED DECEMBER 31,
                                                  ------------------    ---------------------------------------------------------
                                                    2003       2002       2002         2001         2000         1999      1998
                                                  -------    -------    --------     --------     --------     --------   -------
                                                     (UNAUDITED)
                                                                       (DOLLARS IN THOUSANDS)

Net income for common stockholders ............   $17,924    $24,518    $107,667     $ 97,699     $ 84,791     $ 87,601   $50,590
Add (Less):
  Depreciation expense-- real property ........    17,550     15,989      65,908       60,089       55,891       46,751    23,577
  Amortization of leasing commissions .........     1,692      1,209       6,029        4,750        2,887        1,261       951
  Provision for loss on operating properties ..        --         --       2,524        1,595       12,995           --        --
  Loss (gain) on sale of operating properties .       803     (3,158)     (8,829)        (699)      (3,082)         233    (9,823)

  Preferred stock dividends ...................        --        758       2,858        2,965        2,817        2,245        --
  Preferred unit issuance costs ...............     1,922         --          --           --           --           --        --
  Minority interest of exchangeable partnership
    units .....................................       437        651       2,797        2,558        2,492        2,898     1,826
                                                  -------    -------    --------     --------     --------     --------   -------
    Funds from Operations .....................   $40,328    $39,967    $178,954     $168,957     $158,794     $140,989   $67,121
                                                  =======    =======    ========     ========     ========     ========   =======

                      HISTORICAL STOCK PRICES AND DIVIDENDS

     Our common stock is traded on the New York Stock Exchange under the symbol "REG". We currently have approximately 4,000 common shareholders. The following table sets forth the high and low prices and the cash dividends declared on our common stock by quarter for the first two quarters of 2003 and for 2002 and 2001.

                                       2003                              2002                           2001
                          -------------------------------   ---------------------------------------------------------------
                                                  CASH                             CASH                             CASH
      QUARTER               HIGH        LOW     DIVIDENDS    HIGH        LOW     DIVIDENDS    HIGH        LOW     DIVIDENDS
       ENDED                PRICE      PRICE    DECLARED     PRICE      PRICE    DECLARED     PRICE      PRICE    DECLARED
      -------               -----      -----    --------    ------     ------    ---------    -----      -----    ---------
March 31 ..............    $33.53     $30.40      $0.52     $29.50     $26.88      $0.51     $25.00     $22.63      $0.50
June 30* ..............     35.72      32.84       0.52      31.03      27.82       0.51      25.56      23.00       0.50
September 30 ..........                                      31.85      25.22       0.51      26.35      22.72       0.50
December 31 ...........                                      32.40      28.92       0.51      27.75      24.51       0.50

-----------------
*Through June 11, 2003.

     We currently intend to pay regular quarterly distributions to our common stockholders. However, future distributions will be declared and paid at the discretion of our board of directors, and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code, and such other factors as the board of directors deems relevant. We anticipate that for the foreseeable future, cash available for distribution will be greater than earnings and profits due to non-cash expenses, primarily depreciation and amortization, to be incurred by us.

     Under our line of credit, distributions may not exceed 95% of funds from operations ("FFO") based on the immediately preceding four quarters. FFO is defined in accordance with the NAREIT definition as described in our consolidated financial statements. Also, in the event of any monetary default, we may not make distributions to shareholders.

     Our distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes will be taxable to shareholders at ordinary income rates and not at the reduced rates for dividends that the Jobs and Growth Tax Relief Reconciliation Act of 2003 enacted for 2003 through 2008, unless designated by us as capital gains dividends or qualified dividend income. Distributions that are treated as dividends may be taxed at capital gains rates, rather than ordinary income rates, if they are distributed to a non-corporate taxpayer, are designated by us as qualified dividend income and certain other requirements are satisfied. Dividends are eligible to be designated by us as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by us during the year of the distribution from other C corporations (including our taxable REIT subsidiary), our "undistributed" REIT taxable income from the immediately preceding year and our income attributable to the sale of a built-in-gain asset from the immediately preceding year (reduced by any federal income taxes that we paid with respect to such REIT taxable income and built-in gain.)

     Distributions in excess of earnings and profits generally will be treated as a non-taxable return of capital. Such distributions have the effect of deferring taxation until the sale of a shareholder's common stock.

     In order to maintain our qualification as a REIT, we must make annual distributions to shareholders of at least 90% of our taxable income. Under certain circumstances, which management does not expect to occur, we could be required to make distributions in excess of cash available for distributions in order to meet such requirements.

     We currently maintain a dividend reinvestment and stock purchase plan which enables our shareholders to automatically reinvest distributions, as well as make voluntary cash payments towards the purchase of additional shares.

                        EXECUTIVE OFFICERS AND DIRECTORS

     Information concerning our executive officers and directors is set forth below.

     NAME OF DIRECTORS                     AGE                                   POSITIONS
     -----------------                     ---                                   ---------
     Martin E. Stein, Jr.                  50                Chairman of the Board and Chief Executive Officer
     Mary Lou Fiala                        51                      President and Chief Operating Officer
     Bruce M. Johnson                      55                  Managing Director and Chief Financial Officer
     Raymond L. Bank                       49                                    Director
     C. Ronald Blankenship                 53                                    Director
     A.R. Carpenter                        61                                    Director
     J. Dix Druce Jr.                      55                                    Director
     Douglas S. Luke                       61                                    Director
     Joseph E. Parsons                     46                                    Director
     John C. Schweitzer                    58                                    Director
     Thomas G. Wattles                     51                                    Director
     Terry N. Worrell                      58                                    Director

MARTIN E. STEIN, JR.

     Mr. Stein is Chairman of the Board and Chief Executive Officer of Regency Centers. He served as President of Regency Centers from its initial public offering in October 1993 until December 31, 1998. Mr. Stein also served as President of Regency Centers' predecessor real estate division since 1981, and Vice President from 1976 to 1981. He is a director of Florida Rock Industries, Inc., a publicly held producer of construction aggregates, Patriot Transportation Holding, Inc., a publicly held transportation and real estate company, and Stein Mart, Inc., a publicly held upscale discount retailer.

MARY LOU FIALA

     Ms. Fiala has served as a director of Regency Centers since 1997. Ms. Fiala became President and Chief Operating Officer in January 1999. Before joining Regency Centers she was Managing Director -- Security Capital U.S. Realty Strategic Group from March 1997 to January 1999. Ms. Fiala was Senior Vice President and Director of Stores, New England -- Macy's East/Federated Department Stores from 1994 to March 1997. From 1976 to 1994, Ms. Fiala held various merchandising and store operations positions with Macy's/Federated Department Stores.

BRUCE M. JOHNSON

     Mr. Johnson has been Managing Director and Chief Financial Officer of Regency Centers since its initial public offering in October 1993. Mr. Johnson also served as Executive Vice President of Regency Centers' predecessor real estate division since 1979. He is chairman of the board of Brooks Rehabilitation Hospital, a private not for profit rehabilitation hospital, and a director of its private parent company, Brooks Health Systems.

RAYMOND L. BANK

     Mr. Bank has served as a director of Regency Centers since 1997. Mr. Bank has been President and Chief Operating Officer of Merchant Development Corporation, a venture capital and buy-out firm focusing on consumer retail, direct marketing, and service companies, since 1994. He has also served as President of Raymond L. Bank Associates, Inc., a consulting firm serving a diverse clientele in corporate development, retail, and direct marketing strategies, since 1991. He is a director of OfficeMax, Inc.

C. RONALD BLANKENSHIP

     Mr. Blankenship has served as a director of Regency Centers since 2001. Mr. Blankenship has been Vice Chairman of Security Capital since May 1998; we anticipate that, simultaneously with the closing of this offering, he will terminate his employment with Security Capital. He was Chief Operating Officer of Security Capital from 1998 to May 2002 and Managing Director from 1991 until May 1998. Prior to June 1997, he was the Chairman of Archstone Communities Trust. Mr. Blankenship was formerly a trustee of ProLogis Trust, and was formerly a director of BelmontCorp, InterPark Holdings Incorporated, Storage USA, Inc. and Macquarie Capital Partners, LLC. He also served as Interim Chairman, Chief Executive Officer and director of Homestead Village Incorporated from May 1999 until November 2001.

A. R. CARPENTER

     Mr. Carpenter has served as a director of Regency Centers since 1993. Mr. Carpenter was formerly Vice Chairman of CSX Corporation, a position he held from July 1999 to February 2001. From 1962 until February 2001, he held a variety of positions with CSX, including President and Chief Executive Officer (from 1992 to July 1999) and Executive Vice President-Sales and Marketing (from 1989 to
1992) of CSX Transportation, Inc. Mr. Carpenter is a director of Florida Rock Industries, Inc. and Stein Mart, Inc.

J. DIX DRUCE, JR.

     Mr. Druce has served as a director of Regency Centers since 1993. Mr. Druce has been President and Chairman of the Board of National P.E.T. Scan, LLC since June 2000. From 1988 until 2000, he served as President and Chairman of the Board of Life Service Corp., Inc., a life insurance management company, and President and director of American Merchants Life Insurance Company and its parent, AML Acquisition Company, from October 1992 until the companies' sale in 2000. He was President and director (Chairman from May 1989 to July 1991) of National Farmers Union Life Insurance Company from 1987 to 1991, and President and director of Loyalty Life Insurance Company and NFU Acquisition Company from 1987 to 1991. Mr. Druce is a director of Florida Rock Industries, Inc.

DOUGLAS S. LUKE

     Mr. Luke has served as a director of Regency Centers since 1993. Mr. Luke is President and Chief Executive Officer of HL Capital, Inc., a personal management and investment company. Mr. Luke was President and Chief Executive Officer of WLD Enterprises, Inc., a Ft. Lauderdale, Florida-based diversified private investment and management company with interests in securities, real estate and operating businesses, from 1991 to 1998. From 1987 to 1990 he was Managing Director of Rothschild Inc./Rothschild Ventures. He is director of MeadWestvaco Corporation, a diversified paper and chemicals manufacturing company.

JOSEPH E. PARSONS(1)

     Mr. Parsons has been a director of Regency Centers since 2002. Mr. Parsons is President -- North America Equity Holdings of GE Real Estate, the commercial real estate lending and investing business of General Electric's GE Commercial Finance division. Prior to joining GE Real Estate, from July 2000 to February 2002, Mr. Parsons was President and Chief Executive Officer of GE Equity, the global private equity investment business of General Electric. Mr. Parsons was President and Chief Executive Officer, e-Business, GE Capital from November 1999 to July 2000, and Vice President and Manager, Business Development, Office of the CEO of GE Capital from January 1999 to November 1999. Mr. Parsons was Vice President, Business Development, EVP Office of GE Capital from November 1997 to January 1999.

JOHN C. SCHWEITZER

     Mr. Schweitzer has been a director of Regency Centers since 1999 and currently serves as its lead director. Mr. Schweitzer was a member of Pacific Retail Trust's board of trustees before its merger into Regency Centers in February 1999. He is President of Westgate Corporation and Managing Partner of Campbell Capital, Ltd., which holds investments in real estate and venture capital operations. Mr. Schweitzer is a trustee of Archstone Smith Communities Trust, and a director of J.P. Morgan Chase Bank of Texas-Austin and KLRU Austin Public Television. He previously served as a director or officer of a number of public companies and financial institutions, including Franklin Federal Bancorp, Elgin Clock Company, El Paso Electric Company, MBank El Paso, the Circle K Corporation, Homestead Village Incorporated and Enerserv Products.

THOMAS G. WATTLES

     Mr. Wattles has been a director of Regency Centers since 2001. Mr. Wattles has been Chairman and Chief Investment Officer of Dividend Capital Trust, an industrial property private REIT, since March 2003 and Principal of Black Creek Group, a real estate investment management firm, since February 2003. He served as Managing Director of Security Capital from 1991 to 2002 and as a trustee of ProLogis Trust from 1993 to May 2002. He was a director of ProLogis' predecessor from its formation in 1991, and was Non-Executive Chairman of ProLogis from March 1997 to May 1998. Mr. Wattles was Co-Chairman and Chief Investment Officer of ProLogis and its former REIT Manager from November 1993 to March 1997, and director of the former REIT Manager from June 1991 to March 1997.

---------------
(1) Mr. Parsons was nominated to the board as a designee of Security Capital and will resign from our board upon completion of this offering and the purchase by us of our shares from Security Capital.

TERRY N. WORRELL

     Mr. Worrell has been a director of Regency Centers since 1999. Mr. Worrell was a member of Pacific Retail Trust's board of trustees before its merger into Regency Centers in February 1999. He is a private investor in commercial properties and other business ventures. Mr. Worrell is a director of Titanium Metals Corporation, a producer of titanium products. From 1974 to 1989 he was President and CEO of Sound Warehouse of Dallas, Inc. prior to its purchase by Blockbuster Music.

                              PLAN OF DISTRIBUTION

     Under the forward purchase contract between one of Security Capital's subsidiaries and Citibank, N.A., the Security Capital subsidiary that is the owner of shares of our common stock offered hereby will be required to deliver 3,700,000 shares of our common stock (plus up to 1,300,000 shares in connection with an over-allotment option under the SynDECS) in mid-2004 against payment of a forward price, subject to the terms and conditions set forth in the contract. The subsidiary also will enter into a similar forward purchase contract with an affiliate of UBS Securities LLC under which Security Capital's subsidiary will be required to deliver 5,000,000 shares of our common stock in mid-2004 against payment of a forward price, subject to the terms and conditions set forth in the contract. Delivery and payment under these forward purchase contracts may be accelerated under certain circumstances. The Security Capital subsidiary will also have the right to settle the forward contracts in cash instead of delivering shares of our common stock. The number of shares of our common stock deliverable under these contracts is equal to the aggregate number of shares
deliverable upon maturity of the $   aggregate principal amount (up to $
aggregate principal amount if the underwriters' over-allotment option is exercised in full) of SynDECS to be issued by CGMHI and purchased by the underwriters under an underwriting agreement plus the number of shares that CGMHI may be required to deliver under a residual share agreement that it will enter into with an affiliate concurrently with its issuance of the SynDECS. The Security Capital subsidiary may also enter into a stock lending agreement with an affiliate of Citibank, N.A. in connection with these arrangements.

     Concurrently with the issuance of the SynDECS and the residual share agreement by CGMHI, the CGMHI affiliate may engage in short sales pursuant to this prospectus supplement to hedge its position under the residual share agreement, and may deliver shares of our common stock to settle such short sales or to close out stock loans incurred in connection with its short positions. The affiliate expects to sell short on or about the issuance date of the SynDECS approximately 2,000,000 shares as a hedge of its position under the residual value agreement.

     In connection with the offering of SynDECS and this offering of our common stock, Citigroup Global Markets Inc. on behalf of the underwriters for the SynDECS offering may purchase and sell SynDECS and shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater amount of SynDECS or our common stock than they are required to purchase from CGMHI, and in such case the underwriters may purchase SynDECS or our common stock in the open market following completion of the offering to cover all or a portion of their short position. The underwriters may also cover all or a portion of such short position in the SynDECS, up to 1,300,000 SynDECS, by exercising the underwriters' over-allotment option (with a corresponding increase in the forward purchase contract between Citibank, N.A. and the Security Capital subsidiary of up to 1,300,000 shares of our common stock) referred to above. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the SynDECS or our common stock while the offering is in progress. In addition, the underwriters may impose penalty bids. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased SynDECS or our common stock sold by or for the account of that underwriter in stabilizing or short-covering transactions. Any of the activities by the underwriters described in this paragraph may stabilize, maintain or otherwise affect the market price of the SynDECS or our common stock. As a result, the price of the SynDECS or our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may effect these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise. If these activities are commenced, they may be discontinued by the underwriters at any time.

     Security Capital will pay the underwriters commissions of $ per SynDECS in connection with the SynDECS offering. This amount per SynDECS does not give effect to the agreement by the underwriters to pay Security Capital a rebate of $ (excluding the effect of any additional SynDECS under the over-allotment option) upon completion of the offering, a portion of which represents reimbursement of Security Capital's expenses in connection with the SynDECS offering.

     We and Security Capital have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     We and certain of our executive officers and directors have agreed, with exceptions, not to offer, sell, contract to sell otherwise dispose of, or transfer, any common stock or warrants, rights, options or other securities convertible into or exchangeable for common stock for 90 days after the date of this prospectus without first obtaining the written consent of the underwriters and us.

     Security Capital has agreed that for a period of up to 90 days after the date of this prospectus supplement, it will not engage in any transactions directly or indirectly involving its remaining shares of our common stock, or any securities the value of which, in whole or in part, relates to or is based upon, or which is exchangeable for or convertible into, in whole or in part, its remaining shares of our common stock, including a security exchangeable into our common stock, any derivative security of our common stock or any other type of security in a monetization transaction of Security Capital's remaining common stock. Notwithstanding the foregoing, Security Capital may participate in the concurrent common stock offering and the SynDECS offering and may enter into the various forward purchase contracts and related arrangements with respect to our common stock described elsewhere in this prospectus supplement and the prospectus supplement relating to the SynDECS.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites maintained by the underwriters for the SynDECS offering.

     In the ordinary course of their businesses, Citigroup Global Markets Inc. and its affiliates and the other underwriters in the SynDECS offering may have engaged in and may in the future engage in commercial and investment banking transactions with us, Security Capital and our and their respective affiliates, for which Citigroup and its affiliates and the other underwriters in the SynDECS offering have received or may receive customary compensation. Citigroup and the other underwriters in the SynDECS offering are also acting as an underwriter in the concurrent offering of our common stock by Security Capital. See "Selling Shareholder."

                                     EXPERTS

     The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference in this prospectus supplement and in the registration statement of which this prospectus supplement forms a part in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference in this prospectus supplement, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to the Company's adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets."

                            VALIDITY OF COMMON STOCK

     The validity of the shares offered hereby will be passed upon for us by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing Regency Centers with respect to this offering beneficially owned approximately 7,800 shares of common stock of Regency Centers as of the date of this prospectus supplement. The validity of the shares offered hereby will be passed upon for the underwriters by Sullivan and Cromwell LLP, New York, New York, who may rely on the advice of Foley & Lardner as to matters related to Florida law. Sullivan & Cromwell LLP has from time to time represented our independent directors.

PROSPECTUS
34,273,236 SHARES


                                         REGENCY CENTERS CORPORATION
                                         121 W. FORSYTH STREET, SUITE 200
                                         JACKSONVILLE, FLORIDA 32202
                                         (904) 598-7000

                               -----------------

     This prospectus relates to the public offering from time to time of up to 34,273,236 shares of common stock by Security Capital Group Incorporated and its affiliates or their permitted transferees. We are registering these shares for offer and sale as required under the terms of a registration rights agreement between Security Capital and us. Our registration of the offered shares does not mean that Security Capital will offer or sell any of the shares. We will not receive any proceeds from the sale of the shares.

     Security Capital may sell shares to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be set forth in a prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol "REG." The last reported sales price for our common stock on the New York Stock Exchange on May 19, 2003 was $33.65 per share.

                               -----------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.








May 28, 2003

                                     SUMMARY

                                   THE ISSUER

     We are a real estate investment trust which acquires, owns, develops and manages grocery-anchored shopping centers in target markets in the United States. Our common stock is traded on the New York Stock Exchange.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http//www.sec.gov. We also maintain a web site at www.regencycenters.com.

     This prospectus is part of a registration statement we filed with the SEC, covering the securities offered hereby. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any documents we file in the future with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholder sells all of the shares covered by this prospectus (but we do not incorporate by reference any documents that we furnish to but that are not deemed filed with the SEC):

     o Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

     o  Our quarterly report on Form 10-Q for the quarter ended March 31, 2003;
        and

     o  Our current report on Form 8-K dated April 10, 2003.

     The Securities and Exchange Commission has assigned file number 1-12298 to reports and other information that we file with the Securities and Exchange Commission.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                         Ms. Diane Ortolano Shareholder
                         Communications Regency Centers
                         Corporation 121 W. Forsyth Street Suite
                         200 Jacksonville, FL 32202 (904)
                         598-7675

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     When we say "we," "our," "us" or "Regency," we mean Regency Centers Corporation and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say "you," without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

                           FORWARD-LOOKING INFORMATION

     Some of the matters discussed in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by our management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes,"

"will," "estimates," "intends," "projects," "goals," "targets," "anticipating," "hope" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

     Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. In evaluating these statements, you should specifically consider various risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Certain of such risks and uncertainties include those listed under the caption "Risk Factors" and those indicated from time to time in our filings with the Securities and Exchange Commission, many of which are beyond our ability to control or predict. You are cautioned not to unduly rely on these forward-looking statements when evaluating the information included or incorporated by reference into this prospectus.

     These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to review or revise any particular forward-looking statements included or incorporated by reference in this prospectus to reflect events, conditions or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

     The following contains a description of the material risks involved in an investment in our common stock.

OUR DEBT FINANCING MAY REDUCE DISTRIBUTIONS TO SHAREHOLDERS.

     We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt. If we are unable to refinance our debt on acceptable terms, we might be forced to dispose of properties, which might result in losses, or to obtain financing at unfavorable terms. Either could reduce the cash flow available for distributions to shareholders. In addition, if we cannot make required mortgage payments, the mortgagee could foreclose on the property securing the mortgage, causing the loss of cash flow from that property to meet obligations. Substantially all of our debt is cross-defaulted, but not cross-collateralized.

     Our organizational documents do not limit the amount of debt that may be incurred. We have established a policy limiting total debt to 50% of total assets at cost and maintaining a minimum debt service coverage ratio of 2:1 on an annual basis. Our board of directors may amend this policy at any time without the approval of our shareholders.

     Our line of credit imposes certain covenants which limit our flexibility in obtaining other financing, such as a prohibition on negative pledge agreements.

     The degree to which we are leveraged could have important consequences to you, including the following:

     o leverage could affect our ability to obtain additional financing in the future to repay indebtedness or for working capital, capital expenditures, acquisitions, development or other general corporate purposes;

     o leverage could make us more vulnerable to a downturn in our business or the economy generally; and

     o as a result, our leverage could lead to reduced distributions to shareholders.

LOSS OF REVENUES FROM MAJOR TENANTS COULD REDUCE DISTRIBUTIONS TO SHAREHOLDERS.

     We derive significant revenues from anchor tenants such as Kroger, Publix, Safeway, and Albertsons that occupy more than one center. Distributions to shareholders could be adversely affected by the loss of revenues in the event a major tenant:

     o  files for bankruptcy or insolvency;

     o  experiences a downturn in its business;

     o  materially defaults on its lease;

     o  does not renew its leases as they expire; or

     o  renews at lower rental rates.

     Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant's customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If major tenants vacate a property, then other tenants may be entitled to terminate their leases at the property.

WE DO NOT HAVE VOTING CONTROL OVER OUR JOINT VENTURE INVESTMENTS, SO WE ARE UNABLE TO ENSURE THAT OUR OBJECTIVES WILL BE PURSUED.

     We have invested in some cases as a co-venturer or partner in the acquisition or development of properties. These investments involve risks not present in a wholly owned project. We do not have voting control over the ventures or partnerships. The co-venturer or partner might (1) have interests or goals that are inconsistent with our interests or goals or (2) otherwise impede our objectives. The co-venturer or partner also might become insolvent or bankrupt.

DOWNTURNS IN THE RETAILING INDUSTRY LIKELY WILL HAVE A DIRECT IMPACT ON OUR PERFORMANCE.

     Our properties consist of grocery-anchored shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by any of the following:

     o  weakness in the national, regional and local economies;

     o consequences of any armed conflict involving, or terrorist attack against, the United States;

     o  the adverse financial condition of some large retailing companies;

     o  the ongoing consolidation in the retail sector;

     o  the excess amount of retail space in a number of markets;

     o  increasing consumer purchases through catalogues or the Internet;

     o  the timing and costs associated with property improvements and rentals;

     o  changes in taxation and zoning laws; and

     o  adverse government regulation.

     To the extent that any of these conditions occur, they are likely to impact market rents for retail space.

WE ARE DEPENDENT ON EXTERNAL SOURCES OF CAPITAL, WHICH MAY NOT BE AVAILABLE.

     To qualify as a REIT, we must, among other things, distribute to our stockholders each year at least 90% of our REIT taxable income (excluding any net capital gains). Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of stockholders' interests, and additional debt financing may substantially increase leverage.

WE COULD BE ADVERSELY AFFECTED BY POOR MARKET CONDITIONS WHERE PROPERTIES ARE GEOGRAPHICALLY

CONCENTRATED.

     Our performance depends on the economic conditions in markets in which our properties are concentrated, including Florida, California, Texas, Georgia and Ohio. Our operating results could be adversely affected if market conditions, such as an oversupply of space or a reduction in demand for real estate, in these areas become more competitive relative to other geographic areas.

     SECURITY CAPITAL CONTROLS SHAREHOLDER VOTE. SALE OF SHARES MAY ADVERSELY
        AFFECT STOCK PRICE.

     Security Capital and its affiliates, which are offering shares pursuant to this prospectus, own 34,273,236 shares of our common stock as of the date of this prospectus, constituting 56.7% of our outstanding common stock. As a result of its stock ownership, Security Capital currently can control the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

     Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, also could adversely affect prevailing market prices for our common stock. The shares offered pursuant to this prospectus constitute 56.7% of our outstanding common stock, and are available for sale in the public markets from time to time.

UNSUCCESSFUL DEVELOPMENT ACTIVITIES COULD REDUCE DISTRIBUTIONS TO SHAREHOLDERS.

     We actively pursue development activities as opportunities arise. Development activities require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We incur risks associated with development activities, including:

     o the risk that we may abandon development opportunities and lose our investment in these developments;

     o the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

     o  lack of cash flow during the construction period; and

     o the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

     If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced.

INCREASED INTEREST RATES MAY REDUCE DISTRIBUTIONS TO SHAREHOLDERS.

     We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, these increases may reduce cash flow and our ability to make distributions to shareholders.

     Although swap agreements enable us to convert floating rate debt to fixed rate debt and cap agreements enable us to cap our maximum interest rate, they expose us to the risk that the counterparties to these hedge agreements may not perform, which could increase our exposure to rising interest rates. Generally, however, the counterparties to our hedge agreements are major financial institutions. If we enter into swap agreements, decreases in interest rates will increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind these agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements do not protect us from increases up to the capped rate.

INCREASED MARKET INTEREST RATES COULD REDUCE OUR STOCK PRICES.

     The annual dividend rate on our common stock as a percentage of its market price may influence the trading price of our stock. An increase in market interest rates may lead purchasers to demand a higher annual dividend rate, which could adversely affect the market price of our stock. A decrease in the market price of our common stock could reduce our ability to raise additional equity in the public markets.

PARTNERSHIP STRUCTURE MAY LIMIT FLEXIBILITY TO MANAGE ASSETS.

     We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we currently own 98% of the outstanding common partnership units. From time to time, we acquire properties through our operating partnership in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax liability that they would incur if they sold the property.

     Properties contributed to our operating partnership may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed them.

     Generally, our operating partnership has no obligation to consider the tax consequences of its actions to any limited partner. However, our operating partnership may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute those properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

UNINSURED LOSS MAY ADVERSELY AFFECT DISTRIBUTIONS TO SHAREHOLDERS.

     We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance for our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, some types of losses, such as from hurricanes, terrorism, wars or earthquakes, which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our distributions to shareholders could be reduced.

WE FACE COMPETITION FROM NUMEROUS SOURCES.

     The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts as well as from numerous small owners in the acquisition, ownership and leasing of shopping centers. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

     We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income. We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction.

     There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target. These entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow, and therefore distributions to shareholders, may be adversely affected.

COSTS OF ENVIRONMENTAL REMEDIATION COULD REDUCE OUR CASH FLOW.

     Under various federal, state and local laws, an owner or manager of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation could exceed the value of the property and/or the aggregate assets of the owner.

     We have properties that will require or are currently undergoing varying levels of environmental remediation for contamination caused by dry cleaner tenants. These remediations are not expected to have a material financial effect on us due to financial statement reserves and state-regulated programs that shift the responsibility and cost for remediation to the state.

     The presence of, or the failure to properly remediate, hazardous or toxic substances may adversely affect our ability to sell or rent a contaminated property or to borrow using the property as collateral. Any of these developments could reduce cash flow and distributions to shareholders.

IF WE FAIL TO QUALIFY AS A REIT FOR FEDERAL INCOME TAX PURPOSES, WE WOULD BE SUBJECT TO FEDERAL INCOME TAX AT REGULAR CORPORATE RATES.

     We believe that we qualify for taxation as a REIT for federal income tax purposes, and we plan to operate so that we can continue to meet the requirements for taxation as a REIT. If we qualify as a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our stockholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances, some of which may not be totally within our control and some of which involve questions of interpretation. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, like rent, that are itemized in the REIT tax laws. There can be no assurance that the IRS or a court would agree with the positions we have taken in interpreting the REIT requirements. We also are required to distribute to our stockholders at least 90% of our REIT taxable income

(excluding capital gains). The fact that we hold some of our assets through partnerships and their subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

     Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes. This likely would have a significant adverse affect on the value of our securities. In addition, we would no longer be required to pay any dividends to stockholders.

     Even if we qualify as a REIT for federal income tax purposes, we are required to pay certain federal, state and local taxes on our income and property. For example, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we have undertaken a significant number of asset sales in recent years, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. In addition, any net taxable income earned directly by our taxable affiliates, including Regency Realty Group, Inc., is subject to federal and state corporate income tax. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, a REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT, the REIT's tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our stockholders.

     Prior to December 31, 2000, a REIT could not own securities in any one issuer if the value of those securities exceeded 5% of the value of the REIT's total assets or the securities owned by the REIT represented more than 10% of the issuer's outstanding voting securities. As a result of the REIT Modernization Act, after December 31, 2000, the 5% value test and the 10% voting security test were modified in two respects. First, the 10% voting securities test was expanded so that REITs also are prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests allows a REIT to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a "taxable REIT subsidiary." Under a new asset test, for taxable years beginning after December 31, 2000, we are not able to own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets. We currently own more than 10% of the total value of the outstanding securities of Regency Realty Group, Inc. Regency Realty Group, Inc. has elected to be a taxable REIT subsidiary.

OUR FORMER FOREIGN CONTROLLED STATUS COULD CAUSE FOREIGN SHAREHOLDERS TO BE SUBJECT TO TAX UPON A SALE OF SHARES.

     Gain recognized by a non-U.S. shareholder upon the sale or exchange of our shares generally would not be subject to United States taxation unless, among other exceptions, our shares constitute a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," as described below.

     Our shares will not constitute a U.S. real property interest if we are a domestically controlled REIT, which requires that, at all times during the five-year period preceding a sale or exchange of our stock, less than 50% in value of our stock is held directly or indirectly by non-U.S. shareholders. Because a foreign company beneficially owned in excess of 50% in value of our shares until January 16, 2001, when a domestic corporation acquired those shares, we believe that we currently are not a domestically controlled REIT, but that we may become domestically-controlled in the future. Because our shares are publicly traded, however, we cannot guarantee that we will become a domestically controlled REIT. Even if we do not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells our shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the NYSE; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange. See "Federal Income Tax Considerations - U.S. Taxation of Non-U.S. Shareholders" below for a more detailed discussion of the U.S. tax consequences applicable to foreign investors in our stock.

PENDING TAX LEGISLATION COULD ADVERSELY AFFECT THE PRICE OF OUR STOCK.

     Both the United States Senate and the United States House of Representatives have passed tax bills that would, among other things, substantially reduce or eliminate at the shareholder level the taxation of dividends paid by corporations other than REITs. REITs currently enjoy tax advantages relative to regular C corporations because they are not subject to corporate-level income tax on income they distribute to shareholders, but shareholders do include REIT dividends in taxable income. If the double taxation of corporate dividends were to be eliminated or reduced, individual investors could view stocks of regular C corporations as more attractive relative to stocks of REITs than is currently the case, because part or all of the dividends paid on the stocks of the regular C corporations will be exempt from tax for the individual. This may have an adverse effect on the price of our stock. This adverse effect may take place prior to the adoption of any tax cut based upon the market's perception of the likelihood of implementation of such a provision. However, under the proposed legislation, if a REIT receives excludible dividend income from an investment in another corporation (such as a taxable REIT subsidiary), the REIT may retain or distribute that dividend income to the REIT's shareholders, with the REIT and the shareholders able to benefit from the dividend exclusion from, or reduction in, taxation. We cannot predict the form in which this pending legislation ultimately will be enacted, whether it will in fact be enacted, or what effect, if any, its enactment may have on the value of our common stock.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the resale of the shares covered by this prospectus, all of which are being offered by the selling shareholder. For additional information see "The Selling Shareholder" and "Plan of Distribution" elsewhere in this prospectus.

                           REGENCY CENTERS CORPORATION

     Regency Centers Corporation ("Regency Centers") completed its initial public offering in 1993 (NYSE: REG) and became a qualified self-administered, self-managed real estate investment trust ("REIT"). Through a series of strategic acquisitions in 1997, 1998 and 1999, we expanded the scope of our operations and became a nationally based owner, operator, and developer of grocery-anchored retail shopping centers.

     At March 31, 2003, our assets totaled approximately $3.1 billion with 261 shopping centers in 21 states. At March 31, 2003, our gross leasable area ("GLA") totaled 29.6 million square feet and was 94.9% leased. Geographically, 20.6% of our GLA is located in Florida, 18.1% in California, 17.3% in Texas, 8.2% in Georgia, 6.4% in Ohio, and 29.3% spread throughout 16 other states.

     We invest in retail shopping centers through Regency Centers, L.P., the operating partnership in which we currently own approximately 98% of the outstanding common partnership units. Our acquisition, development, operations and financing activity, including the issuance of common or preferred partnership units, is executed by our operating partnership, its wholly-owned subsidiaries and its joint ventures with third parties.

     Our executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 and our telephone number is (904) 598-7000.

                             THE SELLING SHAREHOLDER

GENERAL

     Security Capital, including its affiliates, permitted pledgees, transferees or other successors in interest, may from time to time offer and sell any or all of the shares of common stock offered by this prospectus. Security Capital currently intends, subject to market conditions, the market price of our common stock and other considerations it deems relevant, to sell approximately 4,700,000 shares in the 30 to 60 days following the date of this prospectus. However, the registration of the shares offered hereby does not necessarily mean that Security Capital will sell any or all of the shares.

     As of May 13, 2003, there were 60,482,796 shares of our common stock outstanding and Security Capital beneficially owned 34,273,236 shares, representing approximately 56.7% of our common stock. All of these shares are available for resale under this prospectus. Because Security Capital and its affiliates may sell all, some or none of the shares, we cannot estimate the number of offered shares that Security Capital will sell or the number of shares that Security Capital will beneficially own after the offering.

     In May 2002, Security Capital became an indirect wholly-owned subsidiary of General Electric Capital Corporation, which in turn is an indirect subsidiary of the General Electric Company. Both General Electric Capital Services, Inc., the parent of General Electric Capital Corporation, and its parent, the General Electric Company, disclaim any beneficial ownership over the shares of Regency common stock owned by Security Capital.

MATERIAL RELATIONSHIPS WITH SECURITY CAPITAL

     During the past three years, we have had material relationships with Security Capital as described below.

   STOCKHOLDERS AGREEMENT

     Security Capital is a party to a Stockholders Agreement with us. The Stockholders Agreement contained a standstill provision that expired on April 10, 2003. The following are material provisions of the Stockholders Agreement that remain in effect following the end of the standstill and until Security Capital ceases to own 10% or 15% of our common stock on a fully diluted basis for 180 consecutive days:


<

     BOARD OF DIRECTORS REPRESENTATION. So long as Security Capital continues to own at least 15% of our common stock on a fully diluted basis, Security Capital has the right to name the lesser of three directors, or its pro rata share based on stock ownership, and to have one of its designees serve on most committees of our board. Currently, C. Ronald Blankenship, Vice Chairman of Security Capital, and Joseph E. Parsons, President-North America Equity Holdings of GE Real Estate and Chairman and Chief Executive Officer of Security Capital, serve on our board of directors as Security Capital's designees, and Mr. Blankenship serves on our board's investment committee. A third director, Thomas G. Wattles, also was designated by Security Capital and also serves on the investment committee, but, as of November 30, 2002, he was no longer employed by or otherwise affiliated with Security Capital.

     PARTICIPATION RIGHTS. So long as Security Capital owns at least 15% of our common stock on a fully diluted basis, it has the right to acquire its pro rata share, based on its then stock ownership, or 49%, if less, of most capital stock we issue or sell.

     APPROVAL OF PARTNERSHIPS AND JOINT VENTURES. So long as Security Capital continues to own 15% of our common stock on a fully diluted basis, we may not enter into any partnerships or joint ventures without Security Capital's prior written consent, in its sole discretion.

     INFORMATION RIGHTS. So long as Security Capital continues to own 15% of our common stock on a fully diluted basis, we are required to give Security Capital monthly reports, financial statements and other information and consult with Security Capital before seeking the approval of our board of directors for actions such as:

     o  acquisitions of more than $10 million;

     o  dispositions of more than $20 million;

     o  debt or other financing arrangements of more than $20 million;

     o  our annual operating budget;

     o  material changes in our executive management;

     o  new material agreements with any members of our executive management;
        and

     o  most issuances of equity by us or any of our subsidiaries.

     We are not obligated to accept or comply with any advice offered by Security Capital on these matters.

     TAX-DEFERRED EXCHANGES. So long as Security Capital continues to own 10% of our common stock on a fully diluted basis, when we dispose of properties, we must use reasonable efforts, consistent with prudent management of our assets in the interest of our shareholders, to dispose of them in transactions than qualify as tax deferred exchanges for federal income tax purposes.

     NEGOTIATED SALES OF OUR STOCK BY SECURITY CAPITAL. So long as Security Capital continues to own 15% of our common stock on a fully diluted basis, it may not transfer shares of our common stock in a negotiated transaction that would result in any transferee beneficially owning more than 9.8% of our capital stock unless we approve the transfer, in our sole discretion.

     NON-COMPETE. So long as Security Capital continues to own 15% of our common stock on a fully diluted basis, Security Capital is prohibited from directly or indirectly owning, developing or acquiring shopping centers in the U.S. that (1) have less than 250,000 square feet and (2) are anchored by a grocery store, drugstore or general merchandise discount store such as Wal-Mart.

   REGISTRATION RIGHTS AGREEMENT

     We are parties to a registration rights agreement with Security Capital granting Security Capital the right to require us, upon notice, to register its shares of our common stock for resale under the Securities Act of 1933. Security Capital has requested this registration under that agreement by notice to us dated May 14, 2003. The agreement contains terms customary for registration rights agreements of its type, including indemnification provisions.

   RELATED PARTY TRANSACTIONS

     Until May 13, 2002, Macquarie Capital Partners LLC was 40% owned by Security Capital. Under an agreement with us, Macquarie Capital Partners LLC acts as our financial advisor in connection with identifying alternative sources of capital, including arranging and structuring joint ventures or funds that own grocery-anchored shopping centers. Fees paid to Macquarie Capital Partners LLC are based upon a percentage (a range of 2% - 3%) of capital raised. During 2002, 2001 and 2000, respectively, we paid approximately $1.7 million, $1.2 million and $1.5 million for these services.

     During 2002, 2001 and 2000, respectively, we paid Security Capital approximately $376,000, $35,000 and $460,000 for insurance administrative, property tax, and income tax consulting services under an administrative services agreement. Security Capital continues to provide insurance administrative services under that agreement.

MATERIAL RELATIONSHIPS WITH GENERAL ELECTRIC

     On November 21, 1996 we entered into a $11.5 million mortgage loan with General Electric Capital Corporation. The loan is secured by one of our centers, Pike Creek, bears interest at the rate of 9.04% per year and matures on November 21, 2003. The mortgage loan was subsequently assigned to Fair Oak LLC for which General Electric Capital Corporation acts as manager and servicer.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholder. All costs, expenses and fees in connection with the registration of the shares offered hereby, other than our legal and accounting fees in excess of $25,000, and all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholder.

     Common stock may be sold from time to time by Security Capital or by its permitted pledgees, transferees or other successors in interest to Security Capital. The distribution of the common stock may be effected in one or more transactions that may take place through the New York Stock Exchange, including block trades or ordinary broker's transactions, or through broker-dealers acting either as principal or agent, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices for cash or other consideration. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Security Capital in connection with such sales. Additionally, Security Capital may sell common stock upon conversion or exchange of convertible or exchangeable securities issued by Security Capital or in satisfaction of options or short sales of shares.

     The aggregate proceeds to Security Capital from the sale of common stock will be the purchase price of the common stock sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. Security Capital and any dealers or agents that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     To the extent required, the specific number of shares of common stock to be sold, the names of the selling shareholders, if other than Security Capital, purchase price, public offering price, the terms upon which such securities may be issued, the names of any agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in any accompanying prospectus supplement.

     We have also agreed to indemnify Security Capital against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments Security Capital may be required to make in respect thereof.

     Because the selling shareholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling shareholder that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.

     The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We are authorized to issue up to 150,000,000 shares of common stock, $.01 par value per share, 10,000,000 shares of special common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value per share. As of May 13, 2003, we had 60,482,796 shares of common stock issued and outstanding. We also had depositary shares representing an aggregate of 300,000 shares of 7.45% Series 3 cumulative redeemable preferred stock issued and outstanding on that date. In addition, we have reserved for issuance, upon exchange of six corresponding series of preferred limited partnership interests of our operating partnership, an aggregate of 3,890,000 million shares of cumulative redeemable preferred stock.

     All of the outstanding capital stock is fully paid and non-assessable.

COMMON STOCK

     Holders of common stock are entitled to one vote per share. All actions submitted to a vote of shareholders are voted on by holders of common stock voting together as a single class. Holders of common stock are not entitled to cumulative voting in the election of directors.

     Holders of common stock are entitled to receive dividends in cash or in property on an equal basis, if and when dividends are declared on the common stock by our board of directors, subject to any preference in favor of outstanding shares of preferred stock.

     In the event of liquidation of our company, all holders of common stock will participate on an equal basis with each other in our net assets available for distribution after payment of our liabilities and payment of any liquidation preferences in favor of outstanding shares of preferred stock.

     Holders of common stock are not entitled to preemptive rights, and the common stock is not subject to redemption.

     The rights of holders of common stock are subject to the rights of holders of any preferred stock that we designate or have designated. The rights of preferred shareholders may adversely affect the rights of the common shareholders.

SPECIAL COMMON STOCK

     Under our articles of incorporation, our board of directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of special common stock from time to time in one or more classes or series. The special common stock will bear dividends in such amounts as the board may determine with respect to each class or series. Dividends on any class or series of special common stock must be PARI PASSU with dividends on our common stock. Upon the liquidation, dissolution or winding up of the company, the special common stock will participate PARI PASSU with the common stock in liquidating distributions. Shares of special common stock will have one vote per share and vote together with the holders of common stock (and not separately as a class except where otherwise required by law), unless the board of directors creates classes or series with more limited voting rights or without voting rights. The board will have the right to determine whether shares of special common stock may be converted into shares of any other class or series or be redeemed, and, if so, the redemption price and the other terms and conditions of redemption, and to determine such other rights as may be allowed by law. Holders of special common stock will not be entitled, as a matter of right, to preemptive rights. As all special common stock is expected to be closely held, it is anticipated that most classes or series would be convertible into common stock for liquidity purposes.

PREFERRED STOCK

     Our board of directors has the ability to issue up to 10,000,000 shares of preferred stock in one or more series, without shareholder approval. The board of directors may designate for the series:

     o  the number of shares and name of the series,

     o the voting powers of the series, including the right to elect directors, if any,

     o  the dividend rights and preferences, if any,

     o  redemption terms, if any,

     o liquidation preferences and the amounts payable on liquidation or dissolution,

     o the terms upon which the series may be converted into any other series or class of our stock, including the common stock and

     o  any other terms that are not prohibited by law.

   7.45% SERIES 3 CUMULATIVE REDEEMABLE PREFERRED STOCK

     The Series 3 preferred shares are represented by depositary shares. Each depositary share represents 1/10th of a share of Series 3 preferred stock. The Series 3 preferred shares have a liquidation preference of $250 per share ($25 per depositary share) and are entitled to a cumulative dividend at the rate of 7.45% of the liquidation preference per year ($1.8625 per year per depositary share). As to the limited matters on which the Series 3 preferred stock is entitled to vote, generally voting as a class with other preferred shares upon which like voting rights have been granted, each share of Series 3 preferred stock is entitled to one vote per $25 of liquidation preference. At any time after April 3, 2008, we have the right, but not the obligation, to redeem the Series 3 preferred stock for cash at a redemption price of $250 per share (equivalent to $25 per depositary share), plus all accrued but unpaid dividends.

   CUMULATIVE REDEEMABLE PREFERRED STOCK RESERVED FOR ISSUANCE

     We have reserved six series of cumulative redeemable preferred stock for issuance upon exchange, on a one-share-for-one-unit basis, of six corresponding series of preferred limited partnership interests in Regency Centers, L.P., our operating partnership. The limited partnership interests were issued in private placements to institutional investors. Each corresponding series of cumulative redeemable preferred stock:

     o  will be entitled to a liquidation preference;

     o will bear cumulative preferential quarterly dividends based on a specified percentage of the liquidation preference;

     o  will not be convertible into our common stock;

     o  will have no stated maturity or mandatory redemption; and

     o  will be redeemable from time to time at our election.

     The preferred stock generally will be issuable beginning 10 years after the date of issuance of the corresponding series of preferred units. The following table sets forth additional information about each series of the cumulative redeemable preferred stock.

                                          AGGREGATE
                   UNITS ISSUED/         LIQUIDATION           DISTRIBUTION        CALLABLE       EXCHANGEABLE
  SERIES          SHARES ISSUABLE        PREFERENCE                RATE           BY REGENCY      BY UNITHOLDER
  ------          ---------------        ------------          -------------      ----------      -------------
Series A             1,600,000           $ 80,000,000             8.125%           06/25/03          06/25/08
Series B               850,000             85,000,000             8.750%           09/03/04          09/03/09
Series C               400,000             40,000,000             9.000%           09/03/04          09/03/09
Series D               500,000             50,000,000             9.125%           09/29/04          09/29/09
Series E               300,000             30,000,000             8.750%           05/25/05          05/25/10
Series F               240,000             24,000,000             8.750%           09/08/05          09/08/10
                     ---------           ------------
                     3,890,000           $309,000,000
                     =========           ============

     It is impossible for us to state the actual effect it will have on common stock holders if the board of directors designates any new series of preferred stock. The effects of such a designation will not be determinable until the rights accompanying the series have been designated. The issuance of preferred stock could adversely affect the voting power, liquidation rights or other rights held by owners of common stock or other series of preferred stock. The board of directors' authority to issue preferred stock without shareholder approval could make it more difficult for a third party to acquire control of our company, and could discourage any such attempt.

STATUTORY PROVISIONS AND PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     The following provisions of the Florida Business Corporation Act and our articles of incorporation and bylaws could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, our company.

   RESTRICTIONS ON OWNERSHIP

     RESTRICTIONS RELATING TO REIT QUALIFICATION. For Regency Centers to qualify as a REIT, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended (the "Code"), to include certain entities such as qualified pension plans) during the last half of a taxable year. Also, our stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied (see "Federal Income Tax Considerations-Requirements for Qualification").

     To assure that five or fewer individuals do not Beneficially Own (as defined in our articles to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of our outstanding capital stock, our articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the "Ownership Limit") of our outstanding capital stock.

     Certain existing holders specified in our articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit ("Existing Holders"), may continue to own such percentage of outstanding capital stock (the "Existing Holder Limit") and may increase their respective Existing Holder Limits through our benefit plans, dividend reinvestment plans, additional asset sales or capital contributions to Regency Centers or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources.

     In addition, Security Capital and its affiliates may not own more than 60% of our outstanding common stock on a fully diluted basis ("Special Shareholder Limit"). The Special Shareholder Limit will be reduced to 49% of our common stock on a fully diluted basis if the ownership by Security Capital and its affiliates drops below 45% for 180 consecutive days. The Special Shareholder Limit also will be increased or reduced in certain other events specified in our articles.

     Because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see "Federal Income Tax Considerations-Requirements for Qualification-Income Tests"), our articles also provide that no constructive owner of our stock who owns, directly or indirectly, a 10% interest in any of our tenants (a "Related Tenant Owner") may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of our outstanding capital stock (the "Related Tenant Limit").

     Our board of directors may waive the Ownership Limit, the Existing Holder Limit, the Special Shareholder Limit and the Related Tenant Limit if evidence satisfactory to the board is presented that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of such waiver, the board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status.

     Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for "excess shares" described below.

     Our articles previously restricted the ownership of our capital stock by non-U.S. persons, but these restrictions have been repealed.

     REMEDIES. If:

       (1) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, Special Shareholder Limit, or Related Tenant Limit, or

       (2) shares which (a) would cause Regency Centers to be beneficially owned by fewer than 100 persons (without application of the attribution rules) or (b) would result in Regency Centers being "closely held" within the meaning of Section 856(h) of the Code, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, the Special Shareholder Limit or the Related Tenant Limit or which would otherwise jeopardize our REIT status ("excess shares") will be deemed held in trust on behalf of and for our benefit. Our board of directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for us for cash in such manner as the board directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the NYSE of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the board, or if such class of capital stock is not then traded on the NYSE, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the board as the fair market value of such class of capital stock on the relevant date. If the board directs the intended holder to sell the shares, the holder shall receive such proceeds as our trustee and pay us out of the proceeds of such sale all expenses incurred by us in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to our articles must be repaid to us upon demand.

     MISCELLANEOUS. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above shall not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange.

     Our articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every actual owner (as defined in our articles) of more than 5% of the outstanding capital stock held by a nominee must give us written notice of information specified in our articles within 30 days after December 31 of each year. In addition, each beneficial owner of capital stock and each person who holds capital stock for a beneficial owner must provide us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

     The ownership limitations described above may have the effect of precluding a third party from acquiring control of Regency Centers even if our board of directors determines that maintenance of REIT status is no longer in our best interests. The board of directors has the right under our articles (subject to contractual restrictions) to revoke our REIT status if the board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in our articles will remain in effect. Any change in the ownership limitations would require an amendment to our articles.

   STAGGERED BOARD OF DIRECTORS

     Our articles and bylaws divide the board into three classes of directors, with each class constituting approximately one-third of the total number of directors and with classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to insure continuity and stability of our management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of our stock or attempting to obtain control of Regency Centers, even though such an attempt might be beneficial to Regency Centers and its shareholders. Accordingly, shareholders could be deprived of opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

   ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND SHAREHOLDER
PROPOSALS

     Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of our shareholders. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to Regency Centers no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with this deadline.

     The purpose of requiring shareholders to give advance notice of nominations and other business is to afford our board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give the board any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

   CERTAIN PROVISIONS OF FLORIDA LAW

     We are subject to anti-takeover provisions that apply to public corporations organized under Florida law unless the corporation has elected to opt out of those provisions in its articles of incorporation or its bylaws. We have not elected to opt out of these provisions.

     Subject to certain exceptions, the Florida Business Corporation Act prohibits the voting of shares in a publicly held Florida corporation that are acquired in a "control share acquisition" unless:

     o  the board of directors approves the control share acquisition or

     o the holders of a majority of the corporation's voting shares approve the granting of voting rights to the acquiring party.

     A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

     o  1/5 or more but less than 1/3;

     o  1/3 or more but less than a majority; and

     o  a majority or more.

     The Florida Business Corporation Act also contains an "affiliated transaction" provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless:

     o the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;

     o the corporation has not had more than 300 shareholders of record during the three years preceding the "affiliated transaction";

     o the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years;

     o the interested shareholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

     o consideration is paid to the holders of the corporation's shares equal to the highest amount per share paid by the interested shareholder for the acquisition of the corporation's shares in the last two years or fair market value, and other specified conditions are met; or

     o the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder.

     An "interested shareholder" is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company's outstanding voting shares.

   INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Florida Business Corporation Act authorizes Florida corporations to indemnify any person who was or is a party to any proceeding other than an action by, or in the right of, the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation. The indemnity also applies to any person who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity. The indemnification applies against liability incurred in connection with such a proceeding, including any appeal thereof, if the person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. To be eligible for indemnity with respect to any criminal action or proceeding, the person must have had no reasonable cause to believe his or her conduct was unlawful.

     In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which the action was brought determines such person is fairly and reasonably entitled to indemnification.

     The indemnification provisions of the Florida Business Corporation Act require indemnification if a director, officer, employee or agent has been successful in defending any action, suit or proceeding to which he or she was a party by reason of the fact that he is or was a director, officer, employee or agent of the corporation. The indemnity covers expenses actually and reasonably incurred in defending the action.

     The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation. Each of our directors and executive officers has signed an indemnification agreement. The indemnification agreements provide for full indemnification of our directors and executive officers under Florida law. The indemnification agreements also provide that we will indemnify the officer or director against liabilities and expenses incurred in a proceeding to which the officer or director is a party or is threatened to be made a party, or in which the officer or director is called upon to testify as a witness or deponent, in each case arising out of actions of the officer or director in his or her official capacity. The officer or director must repay such expenses if it is subsequently found the officer or director is not entitled to indemnification. Exceptions to this additional indemnification include criminal violations by the officer or director, transactions involving an improper personal benefit to the officer or director, unlawful distributions of our assets under Florida law and willful misconduct or conscious disregard for our best interests.

     Our bylaws provide for the indemnification of directors, former directors and officers to the maximum extent permitted by Florida law and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that the director or officer was a party to by reason of the fact that he or she is or was a director or officer of our corporation, or at our request, a director, officer, employee or agent of another corporation. Our bylaws also provide that we may purchase and maintain insurance on behalf of any director against liability asserted against the director in such capacity.

     Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to us or to any other person for acts or omissions in his or her capacity as a director except in certain limited circumstances. Those circumstances include violations of criminal law (unless the director had reasonable cause to believe that such conduct was lawful or had no reasonable cause to believe such conduct was unlawful), transactions in which the director derived an improper personal benefit, transactions involving unlawful distributions, and conscious disregard for the best interest of the corporation or willful misconduct (only if the proceeding is by or in the right of the corporation). As a result, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although injunctive or other equitable relief may be available.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for our common stock is Wachovia Bank, National Association, Charlotte, North Carolina.

                        FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the material federal income tax considerations regarding Regency Centers and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States, persons who own shares as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the U.S. dollar and traders in securities that elect mark-to-market accounting) subject to special treatment under the federal income tax laws. This summary deals only with shareholders of Regency Centers that hold shares as "capital assets," within the meaning of Section 1221 of the Code. This summary does not discuss any state, local, or foreign tax considerations. This summary is based in its entirety on the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     As used in this section, the term "Company" refers to Regency Centers Corporation and all qualified REIT subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (collectively, the "Management Company") (which is treated as a separate entity for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

GENERAL

     The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

     It is the opinion of Foley & Lardner that the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based and conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of "Federal Income Tax Considerations," those concerning its business and properties, and certain matters relating to the Company's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations. The qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "-- Failure to Qualify."

TAXATION OF THE COMPANY

     As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or
(ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but still maintains its qualification as a REIT because other requirements are met, the Company will be subject to a tax equal to the gross income attributable to the greater of either (1) the amount by which 75% of the Company's gross income exceeds the amount of the Company's income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of the Company's gross income exceeds the amount of the Company's income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, the Company will be subject to a 100% penalty tax on some payments it receives (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among the Company, its tenants, and the Company's taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Eighth, when assets are acquired from a "C" corporation in a carryover basis transaction, the "C" corporation is generally required to recognize gain with respect to the assets' "built-in gain." Built-in gain is the amount by which an asset's fair market value exceeds its adjusted basis. If the Company was the successor to these acquired entities, the Company would be liable for any tax owed by them as a result of the recognition of built-in gain. Applicable treasury regulations, however, allow an acquiring REIT, such as the Company, to avoid the recognition of gain and the imposition of corporate level tax on a built-in gain asset acquired in a carryover basis transaction from a "C" corporation on or after January 2, 2002 unless and until the acquiring REIT disposes of that built-in gain asset in a taxable transaction during the 10-year period following the asset's acquisition (the "Recognition Period"), at which time the acquiring REIT would recognize, and would be subject to the highest regular corporate rate of tax on, the built-in gain.

     In addition, the Management Company is taxed on its income at regular corporate rates.

REQUIREMENTS FOR QUALIFICATION

     A REIT is defined in the Code as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution); (6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for "five or fewer" individuals (as defined in the Code to include certain entities); (7) which meets certain income and asset tests described below and (8) which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked. Conditions
(1) to (4), inclusive, must be met during the entire taxable year and condition
(5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company's articles of incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above. Moreover, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to certain of its shareholders requesting information regarding the actual ownership of its stock, but does not know, or exercising reasonable diligence would not have known, whether it failed to meet the requirement that it not be closely held, the Company will be treated as having met the "five or fewer" requirement. If the Company were to fail to comply with these regulatory rules for any year, it would be subject to a $25,000 penalty. If the Company's failure to comply was due to intentional disregard of the requirements, the penalty would be increased to $50,000. However, if the Company's failure to comply was due to reasonable cause and not willful neglect, no penalty would be imposed.

     In addition, the Company must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for federal income tax purposes, and comply with the recordkeeping requirements of the Code and regulations promulgated thereunder.

     On several occasions, Congress has proposed legislation adding an additional requirement for REIT qualification. This proposed legislation would require that an entity seeking to qualify as a REIT not be a "controlled entity." This legislation was proposed most recently in the Jobs and Growth Tax Relief Reconciliation Act of 2003, which the Senate passed on May 15, 2003. Under this legislation, an entity is a controlled entity if, at any time during the taxable year, one person (excluding other REITs), in the case of a corporation, owns stock possessing at least 50% of the total voting power of the stock of such corporation, or having a value equal to at least 50% of the total value of the stock of such corporation, or in the case of a trust, owns beneficial interests in the trust which would meet the 50% vote or value tests applicable for corporations if such interests were stock. This legislation is proposed to be effective for taxable years ending after May 8, 2003; however, under a grandfathering provision, the additional requirement would not apply to any entity which was a controlled entity as of May 8, 2003, which is a REIT for the taxable year which includes such date, and which has significant assets or activities as of such date. As of May 15, 2003, Security Capital owned approximately 56.7% of the voting power of the Company and hence, the Company is a controlled entity within the meaning of this proposed legislation. However, the Company believes that it would satisfy the provisions of the grandfathering exception as presently proposed, and would not be disqualified from maintaining its REIT status by virtue of Security Capital's ownership. No assurances can be given, however, about what form any final legislation might take and whether a similar grandfathering provision would be included.

     The Company owns its properties through its operating partnership, Regency Centers, L.P. (the "Partnership"), of which the Company is the general partner and a Company subsidiary is the principal limited partner. The former owners of certain Partnership properties and certain investment funds also are limited partners. The Company presently owns certain of its properties indirectly through other partnerships and limited liability companies (collectively with the Partnership, the "Property Partnerships"), of which the partners are the Partnership and certain third parties. In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Property Partnerships (other than certain properties held by the Management Company), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

     The Company believes that each of the Property Partnerships in which it owns an interest, directly or through another partnership or limited liability company, will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income and the Company could fail to meet the REIT income and asset tests. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "-- Failure to Qualify."

     If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of Company will not be subject to federal corporate income taxation, although it may be subject to state and local taxation in some states. Although in the past the Company owned some of its properties indirectly through qualified REIT subsidiaries, at the present time, the Company does not utilize any qualified REIT subsidiaries.

     A "taxable REIT subsidiary" of the Company is a corporation in which the Company directly or indirectly owns stock and that elects, together with the Company, to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if a taxable REIT subsidiary of the Company owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Company. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular "C" corporation.

     Generally, a taxable REIT subsidiary can perform some impermissible tenant services without causing the Company to receive impermissible tenant services income under the REIT income tests. However, several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries are intended to ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to the Company. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT, the REIT's tenants and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

     The Management Company has made an election to be treated as a taxable REIT subsidiary of the Company.

   INCOME TESTS

     In order for the Company to maintain its qualification as a REIT, it must satisfy two gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property", gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property or from certain types of temporary investments.

     Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from any combination of income qualifying under the 75% test and from dividends, interest, some payments under hedging instruments, gain from the sale or disposition of stock or securities and some hedging instruments.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code). Second, rents received from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary and at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the articles of incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company. Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease. Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, the Company is generally only allowed directly to provide services that are "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." Accordingly, the Company may not provide "impermissible services" to tenants (except through a taxable REIT subsidiary, or through an independent contractor that bears the expenses of providing the services and from whom the Company derives no revenue) without giving rise to "impermissible tenant service income," which is nonqualifying income for purposes of the income tests. For this purpose, the amount that the Company would be deemed to have received for performing any "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services. If impermissible tenant service income exceeds 1% of the Company's total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the Company's total income from the property, the services will not "taint" the other income from the property (that is, they will not cause the rent paid by tenants of that property to fail to qualify itself as rents from real property), but the impermissible tenant service income will not qualify as rents from real property. The Company provides certain services with respect to the properties that the Company believes complies with the "usually or customarily rendered" requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services or utilize the Management Company to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not expect to derive significant amounts of interest that would fail to qualify under the 75% and 95% gross income tests.

     The Company's share of any dividends received from corporate subsidiaries (and from other corporations in which the Company owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. The Company does not anticipate that it will receive sufficient dividends to cause the Company to exceed the limit on nonqualifying income under the 75% gross income test.

     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms. If the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test but not for the 75% gross income test. For the Company's taxable year which begins on January 1, 1998, and for all taxable years thereafter, income from hedging transactions which is qualifying income for the 95% gross income test also includes payments to the Company under an option, futures contract, forward rate agreement, or any similar financial instrument. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     The Management Company receives fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company and earns income from the acquisition, development and resale of real estate. Distributions received by the Company from the Management Company of its earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Company together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

     The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above, even if those relief provisions apply, a tax would be imposed with respect to the excess net income.

     If the Company has net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While the Company has undertaken a significant number of asset sales in recent years, the Company does not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise.

   ASSET TESTS

     The Company, at the close of each quarter of its taxable year, must also satisfy four tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Partnership or other Property Partnerships or which are held by "qualified REIT subsidiaries" of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, except for equity investments in REITs, qualified REIT subsidiaries, or taxable REIT subsidiaries or other securities that qualify as "real estate assets" for purposes of the 75% test described above, (a) the value of any one issuer's securities that the Company owns may not exceed 5% of the value of the Company's total assets; (b) the Company may not own more than 10% of any one issuer's outstanding voting securities; and (c) the Company may not own more than 10% of the value of the outstanding securities of any one issuer. For purposes of the 10% value test, securities which qualify as "straight debt" are not taken into account if (a) the issuer is an individual, (b) the only securities of such issuer which are held by the REIT or a taxable REIT subsidiary are straight debt or (c) the issuer is a partnership and the REIT owns at least a 20% profits interest in the partnership. Straight debt means any written unconditional promise to pay on demand or on a specified date a sum certain in money if (a) the interest rate (and the interest payment dates) are not contingent on profits, the borrower's discretion or similar factors and (b) the instrument is not convertible. Fourth, no more than 20% of the value of the Company's total assets may be comprised of securities of one or more taxable REIT subsidiaries.

     The Partnership owns 100% of the outstanding capital stock of the Management Company. The Company believes that the aggregate value of the Management Company does not exceed 20% of the aggregate value of the Company's gross assets. As of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary, which election first became available as of January 1, 2001, the Company believes it did not own more than 10% of the voting securities of the Management Company. In addition, the Company believes that as of each relevant testing date prior to the election to treat the Management Company as a taxable REIT subsidiary of the Company, the Company's pro rata share of the value of the securities, including debt, of the Management Company did not exceed 5% of the total value of the Company's assets. No independent appraisals have been obtained to support the Company's estimate of value, however, and Foley & Lardner, in issuing its opinion on the Company's qualification as a REIT, is relying on the Company's representation as to the limited value of the interests in the Management Company.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the 25%, 20%, and 5% asset tests and the 10% value limitation at the end of a later quarter solely by reason of changes in the relative values of the Company's assets. If the failure to satisfy the 25%, 20%, or 5% asset tests or the 10% value limitation results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to maintain compliance with the asset tests and would attempt to take any available actions within 30 days after the close of any quarter in an effort to cure any noncompliance with the 25%, 20%, or 5% asset tests or 10% value limitation of which it becomes aware within that period. If the Company failed to cure noncompliance with the asset tests within this time period, it would cease to qualify as a REIT. See "-- Failure to Qualify."

   ANNUAL DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 90% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. In addition, if during the applicable Recognition Period, the Company disposes of any asset with built-in-gain, the Company will be required to distribute at least 90% of the built-in-gain (after tax), if any, recognized on the disposition of such asset. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. If the Company makes this election, a "Capital Gains Designation," the Company would pay tax on its retained net long-term capital gains. In addition, to the extent the Company makes a Capital Gains Designation, a U.S. Shareholder generally would: (i) include its proportionate share of the Company's undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of the Company's taxable year falls (subject to certain limitations as to the amount that is includable); (ii) be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in the U.S. Shareholder's long-term capital gains;
(iii) receive a credit or refund for the amount of tax deemed paid by it; (iv) increase the adjusted basis of its shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and (v) in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. If the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 90% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the common stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As used in this section, the term U.S. shareholder means a holder of shares who is (i) a citizen or resident of the United States, (ii) a domestic corporation, partnership, limited liability company or other entity treated as a corporation or partnership for federal income tax purposes, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source; or
(iv) a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

    So long as the Company qualifies as a REIT, distributions to U.S. shareholders out of the Company's current or accumulated earnings and profits that are not designated as capital gain dividends will be taxable as ordinary income and will not be eligible for the dividends received deduction generally available for corporations. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that the distributions do not exceed the adjusted tax basis of the shareholder's shares. Rather, the distributions will reduce the adjusted tax basis of the shares. Distributions that exceed the U.S. shareholder's adjusted tax basis in the Company's shares will be taxable as capital gains. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current or accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions. If the Company declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Company will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

     The Company may elect to designate distributions of the Company's net capital gain as "capital gain dividends." Capital gain dividends are taxed to shareholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the U.S. shareholder has held the Company's shares. Designations that the Company makes only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If the Company designates any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an Internal Revenue Service Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

     Instead of paying capital gain dividends, the Company may designate all or part of its net capital gain as "undistributed capital gain." The Company will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder (1) will include in its income as long-term capital gains its proportionate share of such undistributed capital gains and (2) will be deemed to have paid its proportionate share of the tax paid by the Company on such undistributed capital gains and receive a credit or refund to the extent that the tax the Company paid exceeds the U.S. shareholder's tax liability on the undistributed capital gain and (3) in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS. A U.S. shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Company's earnings and profits will be adjusted appropriately.

     The Company will classify portions of any designated capital gain dividend or undistributed capital gain as either: (1) a 20% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%; or
(2) an "unrecaptured Section 1250 gain" distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%. The Company must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the Company were an individual whose ordinary income were subject to a marginal tax rate of at least 28%.

     Distributions that the Company makes and gain arising from the sale or exchange by a U.S. shareholder of the Company's shares will not be treated as passive activity income, and as a result, U.S. shareholders generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. A U.S. shareholder may elect to treat capital gain dividends and capital gains from the disposition of shares as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. The Company will notify shareholders regarding the portions of distributions for each year that constitute ordinary income, return of capital, capital gain or represent tax preference items to be taken into account for purposes of computing the alternative minimum tax liability of the shareholders. U.S. shareholders may not include in their individual income tax returns any of the Company's net operating losses or capital losses. The Company's operating or capital losses would be carried over by the Company for potential offset against future income, subject to applicable limitations.

     Upon any taxable sale or other disposition of shares, a U.S. shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between: (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder's adjusted tax basis in the shares for tax purposes.

     This gain or loss will be a capital gain or loss. The applicable tax rate will depend on the shareholder's holding period for the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the shareholder's tax bracket. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate shareholders) to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." Shareholders are urged to consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. shareholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of the Company's shares. In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from the Company that were required to be treated as long-term capital gains.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Provided that a tax-exempt shareholder has not held its common shares as "debt financed property" within the meaning of the Code and the shares are not otherwise used in a trade or business, distributions from the Company will not be unrelated business taxable income, referred to as UBTI, to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless the tax-exempt shareholder has held its shares as debt financed property within the meaning of the Code or has used the shares in a trade or business.

     However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or a single parent title-holding corporation exempt under Section 501(c)(2) the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in the Company will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Code. These tax-exempt shareholders should consult their tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" are treated as UBTI if received by any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Internal Revenue Code, and holds more than 10%, by value, of the equity interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "pension trusts."

     A REIT is a pension held REIT if it meets the following two tests: (1) it qualified as a REIT only by reason of Section 856(h)(3) of the Code, which provides that stock owned by pension trusts will be treated, for purposes of determining if the REIT is closely held, as owned by the beneficiaries of the trust rather than by the trust itself; and (2) either (a) at least one pension trust holds more than 25% of the value of the REIT's stock, or (b) a group of pension trusts each individually holding more than 10% of the value of the REIT's shares, collectively owns more than 50% of the value of the REIT's shares.

     The percentage of any REIT dividend from a "pension held REIT" treated as UBTI is equal to the ratio of the gross income of the REIT from unrelated trades or businesses less direct expenses related to this gross income, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT less direct expenses related to the total gross income. An exception applies where the percentage is less than 5% for any year. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held requirement" without relying upon the "look-through" exception for pension trusts. Based on both the Company's current share ownership and the limitations on transfer and ownership of shares contained in the Company's organizational documents, we do not expect to be classified as a pension held REIT.

U.S. TAXATION OF NON-U.S. SHAREHOLDERS

     As used in this section, the terms "non-U.S. shareholder" means a holder of shares that is not a U.S. person for U.S. federal income tax purposes. The Company's distributions to a non-U.S. shareholder that are neither attributable to gain from sales or exchanges by the Company of "U.S. real property interests" nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company's current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. shareholder of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are effectively connected with a trade or business will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. shareholders are taxed with respect to these dividends, and are generally not subject to withholding. Any dividends received by a corporate non-U.S. shareholder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate.

     Distributions in excess of current and accumulated earnings and profits that exceed the non-U.S. shareholder's basis in the Company's shares will be taxable to a non-U.S. shareholder as gain from the sale of shares, which is discussed below. Distributions in excess of current or accumulated earnings and profits of the Company that do not exceed the adjusted tax basis of the non-U.S. shareholder in the Company's shares will reduce the non-U.S. shareholder's adjusted tax basis in the shares and will not be subject to U.S. federal income tax, but will be subject to U.S. withholding tax as described below.

     The Company expects to withhold U.S. income tax at the rate of 30% on any dividend distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. shareholder unless: (1) a lower treaty rate applies and the non-U.S. shareholder files an Internal Revenue Service Form W-8BEN evidencing eligibility for that reduced treaty rate with the Company; or (2) the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI with the Company claiming that the distribution is effectively connected income.

     The Company may be required to withhold at least 10% of any distribution in excess of the Company's current and accumulated earnings and profits, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for tax on the receipt of that distribution. However, a non-U.S. shareholder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. shareholder's U.S. tax liability with respect to the distribution is less than the amount withheld.

     Distributions to a non-U.S. shareholder that the Company designates at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless: (1) the investment in the shares is effectively connected with the conduct of the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders on any gain, except that a shareholder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above, or (2) the non-U.S. shareholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. shareholder that are attributable to gain from sales or exchanges by the Company of U.S. real property interests, whether or not designated as a capital gain dividend, will cause the non-U.S. shareholder to be treated as recognizing gain that is income effectively connected with a U.S. trade or business. Non-U.S. shareholders will be taxed on this gain at the same rates applicable to U.S. shareholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. shareholder that is a corporation.

     The Company will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to foreign shareholders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of the Company's net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. shareholder's United States federal income tax liability.

     Although the law is not clear on the matter, it appears that amounts the Company designates as undistributed capital gains in respect of the common shares held by U.S. shareholders generally should be treated for non-U.S. shareholders in the same manner as actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. shareholders would be able to offset as a credit against their United States federal income tax liability resulting from reporting the capital gain their proportionate share of the tax paid by the Company on the undistributed capital gains, and to receive from the Internal Revenue Service a refund to the extent their proportionate share of this tax paid by the Company were to exceed their actual United States federal income tax liability.

     Gain recognized by a non-U.S. shareholder upon the sale or exchange of the Company's shares generally would not be subject to United States taxation unless: (1) the investment in the Company's shares is effectively connected with the conduct of the non-U.S. shareholder's U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as domestic shareholders as to any gain; (2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or (3) the Company's shares constitute a U.S. real property interest within the meaning of FIRPTA, as described below.

     The Company's shares will not constitute a U.S. real property interest if the Company is a domestically controlled REIT. The Company will be a domestically-controlled REIT if, at all times during the 5 year period, preceding a sale or exchange of stock, less than 50% in value of the Company's stock is held directly or indirectly by non-U.S. shareholders. The Company believes that it currently is not a domestically controlled REIT because Security Capital U.S. Realty, a foreign company, beneficially owned in excess of 50% in value of the Company's shares until January 16, 2001, when beneficial ownership of those shares was acquired by Security Capital, a Maryland corporation. Therefore, the sale of the Company's shares may currently be subject to taxation under FIRPTA. The Company believes, however, that at the present time less than 50% in value of the Company's stock is held directly or indirectly by non-U.S. shareholders and hence, the Company may become domestically-controlled in the future. Because the Company's shares are publicly traded, however, the Company cannot guarantee that the Company will become a domestically controlled REIT. Even if the Company does not qualify as a domestically controlled REIT at the time a non-U.S. shareholder sells the Company's shares, gain arising from the sale still would not be subject to FIRPTA tax if: (1) the class or series of shares sold is considered regularly traded under applicable treasury regulations on an established securities market, such as the NYSE; and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

     If gain on the sale or exchange of the Company's shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to regular U.S. income tax as to any gain in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals.

OTHER TAX CONSEQUENCES

     The Company and its security holders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its security holders may not conform to the federal income tax consequences discussed above. Consequently, prospective security holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

BACKUP WITHHOLDING

   U.S. SHAREHOLDERS

     The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30% (29% for 2004-2005) with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

   NON-U.S. SHAREHOLDERS

     Generally, information reporting will apply to payments of distributions on the Company's shares, and backup withholding at a rate of 30% (29% for 2004-2005) may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

     The payment of the proceeds from the disposition of Company shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of Company shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. shareholder's foreign status and has no actual knowledge to the contrary.

     Applicable treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these treasury regulations varies depending on the shareholder's particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

                                  LEGAL MATTERS

     The validity of the common stock and certain tax matters described under "Federal Income Tax Considerations" will be passed upon for Regency by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing Regency with respect to this offering beneficially owned approximately 7,800 shares of our common stock as of the date of this prospectus.

                                     EXPERTS

     The consolidated financial statements and schedule of Regency Centers Corporation as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 financial statements refers to the Company's adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." To the extent that KPMG LLP audits and reports on consolidated financial statements of Regency Centers Corporation issued at future dates, and consents to the use of its report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon its reports and said authority.


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                          REGENCY CENTERS CORPORATION


                                  Common Stock



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                             PROSPECTUS SUPPLEMENT

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